                                                Filed pursuant to Rule 424(b)(5)
                                            Registration Statement No. 333-53928


Prospectus Supplement
(To prospectus dated February 13, 2001)

5,000,000 Shares

[SCIOS INC. LOGO APPEARS HERE]

Common Stock

Scios Inc. is selling all of the shares of common stock in this offering. Our common stock is listed on the Nasdaq National Market under the symbol "SCIO." On June 18, 2001, the last sale price of our common stock on the Nasdaq National Market was $22.42 per share.

Investing in our common stock involves risks. Please read "Risk Factors" beginning on page S-5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or accompanying prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

           Price to       Underwriting   Proceeds
           Public         Discount       to Scios
----------------------------------------------------
Per Share  $21.00         $1.20          $19.80
----------------------------------------------------
Total      $105,000,000   $6,000,000     $99,000,000
----------------------------------------------------

We have granted the underwriters the right to purchase up to an additional 750,000 shares of common stock to cover over-allotments.

JPMorgan

                                Lehman Brothers

                                                                        SG Cowen

June 18, 2001

                                                                    [SCIOS LOGO]

FOCUSING SCIENCE TO ADVANCE MEDICINE

Scios is a biopharmaceutical company developing novel treatments for cardiovascular and inflammatory diseases. We conduct research using a disease-based technology platform, integrating expertise in protein biology with computational and medicinal chemistry. Our goal is to identify and rationally design small molecule compounds for large markets with unmet medical needs. Scios is currently focused on the development of two product candidates, Natrecor(R) (nesiritide) and SCIO-469.


                Our Lead Development Projects

                PRECLINICAL     PHASE I       PHASE II     PHASE III    REGULATORY     MARKETED
NATRECOR        ===========   ===========   ===========   ===========   =======
                                                                             ACUTE CONGESTIVE HEART FAILURE
SCIO-469        ===========   ===========
                                                                                       RHEUMATOID ARTHRITIS

                                                     Natrecor and SCIO-469 have not been approved for sale.

BNP: The Body's Response
to Acute Congestive Heart Failure

         BNP: Physiological Effects in Acute Congestive Heart Failure

[Graphic depicting the physiological effects of B-type natriuretic peptide (BNP) in acute congestive heart failure, including the increase in natriuresis and diuresis, and the decrease in preload, afterload, shortness of breath, PCWP and aldosterone.]

Natrecor is a recombinant form of B-type natriuretic peptide (BNP). BNP is a naturally occurring cardiac hormone secreted by the ventricles as part of the body's response to acute congestive heart failure. Scios discovered BNP in 1988 and began evaluating Natrecor in clinical trials in 1994. To date, nearly 1,000 patients hospitalized with acute congestive heart failure have been treated with Natrecor in clinical trials. On May 25, 2001 the Cardiovascular and Renal Drugs Advisory Committee recommended that the U.S. Food and Drug Administration (FDA) approve Natrecor. Natrecor is currently under review by the FDA, and the FDA is expected to complete its review of Natrecor in July 2001.

Nearly 1 million U.S. hospitalizations each year are for acute congestive heart failure.

Source:  Archives of Internal Medicine, January 22, 2001

SCIO-469: A Novel Oral, Small
Molecule Inhibitor of p38 Kinase

                 p38 Kinase Activation in Inflammatory Disease

[Graphic depicting p38 kinase activation in inflammatory disease in a target cell, resulting in pain and swelling and tissue inflammation.]

SCIO-469 is a novel oral, small molecule compound under development for the treatment of inflammatory diseases. In preclinical studies, SCIO-469 inhibited p38 kinase. p38 kinase is an intracellular signaling enzyme that modulates pro-inflammatory factors including tumor necrosis factor (TNF), interleukin-1 (IL-1), and products of cyclooxygenase-2 (COX-2), which are known to contribute to both symptoms and disease progression in patients with Rheumatoid Arthritis
(RA). Two Phase I safety and pharmacokinetic trials have been completed with SCIO-469, and a Phase II clinical trial in RA patients is expected to begin in the fourth quarter of 2001.

Rheumatoid Arthritis affects more than 2 million Americans.

Source:  Arthritis Foundation 2001

                               Table of Contents
                             Prospectus Supplement

                                                                          Page
                                                                          ----
Prospectus Supplement Summary............................................  S-1
Risk Factors.............................................................  S-5
Special Note Regarding Forward-Looking Statements........................ S-13
Use of Proceeds.......................................................... S-14
Price Range of Common Stock and Dividend Policy.......................... S-14
Capitalization........................................................... S-15
Dilution................................................................. S-16
Selected Consolidated Financial Data..................................... S-17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations........................................................... S-18
Business................................................................. S-22
Management............................................................... S-35
Underwriting............................................................. S-38
Legal Matters............................................................ S-40
Experts.................................................................. S-40
Index to Consolidated Financial Statements...............................  F-1

                                   Prospectus

                                                                            Page
                                                                            ----
About this Prospectus......................................................    2
Where You Can Find More Information........................................    2
The Company................................................................    3
Risk Factors...............................................................    4
Recent Developments........................................................    5
Special Note Regarding Forward-Looking Information.........................    5
Use of Proceeds............................................................    6
Dilution...................................................................    6
Description of Capital Stock...............................................    6
Plan of Distribution.......................................................    7
New Accounting Pronouncements..............................................    7
Legal Matters..............................................................    8
Experts....................................................................    8

              Important Notice about Information Presented in this
             Prospectus Supplement and the Accompanying Prospectus

In this prospectus supplement and the accompanying prospectus, the terms "Scios," "we," "us" and "our" refer to Scios Inc.

We provide information to you about the common stock in two separate documents:
(a) the accompanying prospectus, which provides general information, and (b) this prospectus supplement, which describes the specific details regarding this offering. If information in this prospectus supplement is inconsistent with the prospectus, you should rely on this prospectus supplement.

You should also read and consider the information in the documents we have referred you to in "Where You Can Find More Information" on page 2 of the accompanying prospectus.

Except as otherwise indicated, the information in this prospectus supplement and the accompanying prospectus assumes no exercise of the underwriter's over-allotment option to purchase additional shares of common stock.

                                ---------------

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

                         Prospectus Supplement Summary

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. We urge you to read this entire prospectus supplement and the accompanying prospectus carefully, including the "Risk Factors" section and the documents identified under "Where You Can Find More Information" in the accompanying prospectus.

                                   Scios Inc.

We are a biopharmaceutical company developing novel treatments for cardiovascular and inflammatory disease. Our disease-based technology platform integrates expertise in protein biology with computational and medicinal chemistry to identify novel targets and rationally design small molecule compounds for large markets with unmet medical needs. We are primarily focused on the development of two product candidates -- Natrecor for the treatment acute congestive heart failure, or acute CHF, and SCIO-469, an oral, small molecule inhibitor of p38 kinase, for the treatment of rheumatoid arthritis. We submitted an amendment to our New Drug Application, or NDA, for Natrecor to the U.S. Food and Drug Administration, or FDA, in January 2001. We expect the FDA to respond to our amended NDA in July 2001. We completed a Phase Ib clinical trial on SCIO-469 in April 2001, and we expect to begin a Phase II clinical trial in the fourth quarter of 2001.

Natrecor--For the Treatment of Acute Congestive Heart Failure

On May 25, 2001, the Cardiovascular and Renal Drugs Advisory Committee to the FDA met with our lead clinical investigators to discuss our January 2001 amended NDA for Natrecor. The advisory committee unanimously recommended that Natrecor be approved by the FDA for sale in the United States for the treatment of acute CHF. We expect the FDA to announce its decision on whether to approve Natrecor in July 2001. FDA decisions regarding the approval or non-approval of an NDA sometimes differ from an advisory committee recommendation, and there can be no assurance that the FDA will decide to approve Natrecor.

Chronic CHF is characterized by a progressive loss in the heart's ability to pump blood. According to the American Heart Association's 2001 Heart and Stroke Statistical Update, approximately 4.7 million Americans currently suffer from chronic CHF and 550,000 new cases of CHF will be diagnosed in the United States this year. Annual expenditures for CHF are estimated to be $21.0 billion, including $15.8 billion for inpatient care.

Many CHF patients will eventually experience a rapid deterioration, or decompensation, and require urgent treatment in the hospital. This condition is called acute CHF. Acute CHF accounts for approximately one million hospital admissions each year in the United States. Acute CHF is the most frequent cause of hospitalization among Medicare patients. In addition, patients suffering from chronic CHF have a five-year mortality rate of approximately 50%. For more than a decade, there have been no new FDA-approved drugs to treat acute CHF.

Natrecor is a recombinant form of human B-type natriuretic peptide, or BNP, a naturally occurring hormone in the body that aids in the healthy functioning of the heart. BNP is secreted by the ventricles of the heart as a response to CHF. We believe that the advantage of Natrecor, compared to existing forms of therapy for acute CHF, is that it works on multiple components of the acute CHF disease pathway.

In clinical trials, Natrecor has been shown to significantly improve blood circulation and patient symptoms compared to intravenously administered nitroglycerin, a common treatment for acute CHF, without the need for labor-intensive monitoring, and its method of administration does not require frequent dosing adjustment. In addition, in clinical trials, Natrecor has not been associated with an increase in the incidence of cardiac arrhythmias, or irregular heartbeats, and has demonstrated no evidence of drug interactions with other agents used concurrently in the treatment of acute CHF.

In January 2001, we entered into a marketing alliance with Innovex, a division of Quintiles, to commercialize Natrecor in North America. Innovex will deliver a wide range of sales and marketing solutions for us, including hiring, training and deploying a dedicated cardiology and emergency medicine sales force of approximately 180 salespeople at our cost.

In March 2001, we initiated the PROACTION trial aimed at investigating the potential pharmaco-economic impact of Natrecor in improving treatment and outcomes for acute CHF patients. We expect to complete an interim data analysis in the third quarter of 2001 and to complete this study in the fourth quarter of 2001.

In May 2001, we expanded our existing research collaboration with Medtronic to initiate a clinical study to evaluate the hemodynamic, endrocrine and clinical effects of Natrecor using information collected by Medtronic's Chronicle Implantable Hemodynamic Monitor both during and after infusions of Natrecor. This study is expected to begin in July 2001 at the Karolinska Hospital in Stockholm. Our research collaboration also covers the feasibility of infusing patients with Natrecor using Medtronic's infusion products.

p38 Kinase Inhibitor Program--SCIO-469 for the Treatment of Inflammatory
Diseases

Autoimmune diseases occur when the immune system is abnormally activated against its own body. In the case of rheumatoid arthritis, the immune system is activated against joint tissues. White blood cells then invade the joint space, and, when activated, produce proteins such as IL-1, TNF and COX-2, which result in pain, swelling and eventual destruction of the affected joints. We believe that patients treated with an oral p38 kinase inhibitor could experience a reduction in both the symptoms and the progression of inflammatory diseases since it could inhibit the production of IL-1, TNF and COX-2. Oral administration allows for careful dosage adjustment, which may permit the physician to inhibit TNF sufficiently to obtain a useful therapeutic effect without subjecting the patient to the risk of infection associated with complete TNF inhibition.

The Arthritis Foundation estimates that approximately 2.1 million Americans currently suffer from rheumatoid arthritis. Decision Resources, an independent market research group, suggests that the global market for rheumatoid arthritis therapies will be approximately $6.6 billion by 2009, up from almost $1.5 billion in 1999. Two new protein therapeutics for this disease, Enbrel and Remicade, have been introduced to inhibit the effects of TNF. Combined U.S. sales of these agents totaled approximately $956.0 million in 2000. These treatments have been shown to be effective at arresting the progression of the disease; however, they must be given by injection or infusion on a repeated basis and, when taken on a chronic basis, increased rates of infections have been reported.

SCIO-469 is a novel oral, small molecule compound under development for the treatment of inflammatory diseases. In preclinical studies, SCIO-469 inhibited p38 kinase. In January 2001, we completed a Phase Ia clinical trial of SCIO-469 evaluating single doses in healthy volunteers. In April 2001, we completed a Phase Ib clinical trial in 20 healthy volunteers in which we evaluated the safety and tolerability of multiple doses of SCIO-469 over a two-week period. Based on the results of these trials, we plan to begin a Phase II clinical trial in the fourth quarter of 2001.

Our Strategy

Our goal is to become a leading biopharmaceutical company focused on developing and commercializing novel pharmaceutical products that address large market opportunities with unmet medical needs, initially in the areas of cardiovascular and inflammatory disease. Key elements of our strategy include the following:

 . Maximizing the Near-Term Commercial Opportunities for Natrecor

 . Expanding the Commercial Opportunities for Natrecor

 . Advancing the Development of Our Small Molecule Therapeutics Program

 . Broadening our Product Portfolio through License or Acquisition

 . Collaborating Selectively with Biotechnology and Pharmaceutical Companies

Corporate Information

We were incorporated in California in 1981 under the name California Biotechnology Inc. and reincorporated in Delaware in 1988. We changed our name to Scios Inc. in February 1992, and to Scios Nova Inc. in September 1992 following our acquisition of Nova Pharmaceuticals, Inc. We returned to using the name Scios Inc. in March 1996. Our principal executive offices are located at 820 West Maude Avenue, Sunnyvale, California 94085. Our telephone number is
(408) 616-8200.

Our website is located at www.sciosinc.com. Information contained on our website does not constitute part of this prospectus supplement or the accompanying prospectus.

                                --------------

We own various copyrights, trademarks and trade names used in our business including the following: Natrecor(R) and Fiblast(R). This prospectus supplement and the accompanying prospectus also include trademarks, service marks and trade names of other companies, including the following: Veletri(TM), Chronicle(TM), BIOBYPASS(R), Gliadel(R), Biodel(R), Enbrel(R), Remicade(R), Celebrex(R), Vioxx(R), Risperdal(R), Simdax(R), Paxil(R), Eskalith(R), Eskalith CR(R), Stelazine(R), Thorazine(R) and Parnate(R).

                                  The Offering

Common stock offered..........  5,000,000 shares

Common stock to be outstanding
 after the offering...........  44,623,271 shares

Use of proceeds...............  We intend to use the net proceeds of this offering for operating costs, capital
                                expenditures and working capital needs,
                                including costs associated with Natrecor and
                                research and development of other developmental
                                products. See "Use of Proceeds."

Nasdaq National Market
 Symbol.......................  "SCIO"

The information set forth above is based on 39,623,271 shares of our common stock outstanding as of May 21, 2001 and excludes:

 . 5,579,761 shares of common stock issuable as of May 21, 2001 upon the exercise of outstanding options at a weighted average exercise price of $12.11 per share;

 . 700,000 shares of common stock issuable as of May 21, 2001 upon exercise of outstanding warrants at a weighted average exercise price of $20.00 per share;

 . 499,100 shares of common stock issuable as of May 21, 2001 upon conversion of 4,991 shares of Series B convertible preferred stock;

 . 1,839,476 shares of common stock reserved for future issuance as of May 21, 2001 under our stock option plans;

 . 375,000 shares of common stock reserved for future issuance as of May 21, 2001 under our employee stock purchase plan; and

 . 30,000 shares of unvested restricted common stock outstanding as of May 21, 2001.

                      Summary Consolidated Financial Data

The summary consolidated financial data set forth below should be read in conjunction with the sections of this prospectus supplement entitled "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto contained elsewhere in this prospectus supplement. The following consolidated statement of operations data for the years ended December 31, 1998, 1999 and 2000 are derived from our audited consolidated financial statements. Our audited consolidated financial statements as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000 are included elsewhere in this prospectus supplement. The consolidated financial data as of March 31, 2001 and for the three months ended March 31, 2000 and March 31, 2001 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus supplement. The as adjusted balance sheet data reflects the net proceeds from the sale of 5,000,000 shares of common stock in this offering at a public offering price of $21.00 per share, after deducting underwriting discounts and commissions and our estimated offering expenses.

                         ----------------------------------------------------------
                                                              Three Months Ended
                             Year Ended December 31,               March 31,
                         ----------------------------------  ----------------------
                               1998        1999        2000        2000        2001
                         ----------  ----------  ----------  ----------  ----------
In thousands, except
 share and per share
 data                                                             (Unaudited)
Consolidated Statements of
 Operations Data
Revenues:
  Product sales and co-
   promotion
   commissions, net of
   expenses............  $    6,567  $    9,953  $    6,914  $    1,331  $    1,483
  Research and
   development
   contracts...........      38,101      18,402       5,710       1,894       1,097
  Gain on sale of
   marketing rights....          --          --          --          --       9,363
                         ----------  ----------  ----------  ----------  ----------
                             44,668      28,355      12,624       3,225      11,943
                         ----------  ----------  ----------  ----------  ----------
Costs and expenses:
  Research and
   development.........      46,637      34,305      39,278       9,284       9,480
  Marketing, general
   and administrative..      10,022      11,983      16,711       3,476       6,480
  Restructuring charges
   (credits)...........          --       6,400        (993)         --          --
                         ----------  ----------  ----------  ----------  ----------
                             56,659      52,688      54,996      12,760      15,960
                         ----------  ----------  ----------  ----------  ----------
Loss from operations...     (11,991)    (24,333)    (42,372)     (9,535)     (4,017)
Other income (expense),
 net...................      11,102       4,283        (147)         10        (206)
Equity in net loss of
 affiliate.............      (1,343)         --          --          --          --
Provision for income
 taxes.................        (131)        (14)         (3)         --          --
                         ----------  ----------  ----------  ----------  ----------
Net loss...............  $   (2,363) $  (20,064) $  (42,522) $   (9,525) $   (4,223)
                         ==========  ==========  ==========  ==========  ==========
Loss per common share,
 basic and diluted.....  $    (0.06) $    (0.53) $    (1.12) $    (0.25) $    (0.11)
                         ==========  ==========  ==========  ==========  ==========
Weighted average number
 of common shares
 outstanding used in
 calculation of net
 loss per share, basic
 and diluted...........  37,694,358  37,730,048  37,997,872  37,780,077  39,290,982

                                                       ----------------------
                                                       As of March 31, 2001
                                                       ----------------------
                                                         Actual   As Adjusted
                                                       --------- ------------
In thousands                                                (Unaudited)
Consolidated Balance Sheet Data
Cash and cash equivalents, and marketable securities
 (current and non-current)............................ $  62,179    $  160,629
Working capital.......................................    11,795       110,245
Total assets..........................................    86,087       184,537
Long-term debt........................................    39,944        39,944
Total stockholders' equity............................    15,616       114,066

                                  Risk Factors

You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk and you may lose part or all of your investment. Please read "Special Note Regarding Forward-Looking Statements."

Risks Related to Natrecor

If the FDA finds that our amended NDA for Natrecor does not support approval for marketing, the commercialization of Natrecor may be delayed or prevented

In April 1999, the FDA issued us a non-approval letter for Natrecor. To address the FDA's concerns, we conducted a Phase III clinical trial, and in January 2001, we submitted an amendment to our NDA seeking approval to market Natrecor in the United States. We are initially seeking FDA approval for use of Natrecor as a treatment for acute CHF. The FDA may not find our clinical data adequate to support Natrecor as a treatment for acute CHF or any other disease. Moreover, the FDA may require us to commence and complete additional clinical trials to generate additional data to support product approval for the treatment of acute CHF, which may lead to a substantial delay in its approval of Natrecor or prevent Natrecor from being approved for any medical use.

On May 25, 2001, the Cardiovascular and Renal Drugs Advisory Committee to the FDA met with our lead clinical investigators to discuss our January 2001 amended NDA for Natrecor. The advisory committee unanimously recommended that Natrecor be approved by the FDA for sale in the United States for the treatment of acute CHF. FDA decisions regarding the approval or non-approval of an NDA sometimes differ from an advisory committee recommendation. For example, in April 1999, the FDA issued a non-approval letter for Natrecor even though in January 1999, the Cardiovascular and Renal Drugs Advisory Committee to the FDA had recommended approval of Natrecor. There can be no assurance that the FDA will decide to approve Natrecor for sale in the United States. Even if Natrecor is approved by the FDA, we cannot exclude the possibility that serious adverse events related to the use of Natrecor might occur in the future, which could either limit its use or cause the FDA to revoke our approval to market Natrecor.

If Natrecor does not gain market acceptance, our business will suffer

Even if clinical trials demonstrate the safety and efficacy of Natrecor and the necessary regulatory approvals are obtained, Natrecor may not gain market acceptance among physicians, patients, healthcare payors and the medical community. We will need to educate doctors and other healthcare advisors of the safety and clinical efficacy of Natrecor and its potential advantages over other treatments. The degree of market acceptance of Natrecor will also depend on a number of factors, including:

 . the degree of clinical efficacy and safety;

 . cost-effectiveness of Natrecor;

 . its advantage over alternative treatment methods; and

 . reimbursement policies of government and third-party payors.

To the extent market acceptance of Natrecor is limited, our revenues may suffer.

If the FDA determines that our third-party manufacturing facilities are not adequate, either before or after receipt of FDA marketing approval, we may lose the ability to manufacture and sell Natrecor

As part of the NDA approval process and periodically thereafter, the FDA is likely to inspect each of the facilities involved in manufacturing Natrecor. Natrecor is manufactured for us by Biochemie GmbH, a subsidiary of Novartis, in Austria and is shipped in powder form to Abbott Laboratories in McPherson, Kansas, where it is blended, filled and packaged for shipment. Although each facility has previously passed FDA inspections, future inspections may find deficiencies in the facilities or processes that may delay or prevent the manufacture or sale of Natrecor. Even if the FDA approves Natrecor for marketing, the FDA will subsequently conduct periodic inspections of these manufacturing facilities and, if deficiencies are identified, we may lose the ability to supply and sell Natrecor for extended periods of time.

We rely on third-party manufacturers, and if they experience any difficulties with their manufacturing processes, we may not obtain sufficient quantities of Natrecor to assure availability

We rely on third parties for the manufacture of bulk drug substances and final drug product for clinical and commercial purposes relating to Natrecor. Biochemie GmbH is responsible for manufacturing Natrecor in bulk quantities and Abbott Laboratories is responsible for blending, filling and packaging Natrecor, and if they encounter problems in these processes, our revenues from future sales of Natrecor could decrease. Natrecor is manufactured using industry accepted recombinant manufacturing techniques which must be conducted under strict controls and tight timelines. Natrecor is subject to strict quality control testing during all phases of production and prior to its release to the market. Any quality control testing failures could lead to a reduction in the available supply of Natrecor. Biochemie depends on outside vendors for the timely supply of raw materials used to produce our products, including Natrecor. Once a supplier's materials have been selected for use in Biochemie's manufacturing process, the supplier in effect becomes a sole or limited source of that raw material due to regulatory compliance procedures. We depend on these third parties to perform their obligations effectively and on a timely basis. If these third parties fail to perform as required, our ability to deliver Natrecor on a timely basis would be impaired.

In addition, in the event of a natural disaster, equipment failure, power failure, strike or other difficulty, we may be unable to replace our third party manufacturers in a timely manner and would be unable to manufacture Natrecor to meet market needs.

The success of Natrecor is highly dependent on our partner, Innovex, a division of Quintiles, for marketing, promotion and sales activities

We believe that for Natrecor to be widely adopted, the efforts of an experienced sales force are needed. If approved, Natrecor will be the first FDA-approved drug internally developed and launched by us. Accordingly, we have entered into an exclusive agreement with Innovex to co-promote, sell and distribute Natrecor in the United States. As part of our agreement with Innovex, we intend to build a sales force of approximately 180 people solely dedicated to the sale of Natrecor. If Innovex and we fail to devote appropriate resources to promote, sell and distribute Natrecor, sales of Natrecor could be reduced. If Innovex breaches or terminates its agreement with us or otherwise fails to conduct its Natrecor-related activities in a timely manner or if there is a dispute about its obligations, we may need to seek another partner. In that event, we cannot assure you that we will be able to obtain another partner on favorable terms, if at all.

The failure of PharmaBio Development, an affiliate of Innovex, to fulfill its obligation to partially fund the commercialization of Natrecor may affect our ability to successfully market Natrecor

PharmaBio has agreed to fund $30.0 million of our costs to launch Natrecor over the first 24 months of Natrecor's commercialization and to loan us up to $5.0 million. Of the $30.0 million, we anticipate that $10.0 million will be paid to us in 2001 following FDA approval of Natrecor. If PharmaBio breaches or terminates its agreement with us or otherwise fails to fulfill its financial obligations under the agreement and we are unable to secure alternative funding, we may lose our ability to successfully market Natrecor.

In the area of acute CHF, we face competition from companies with substantial financial, technical and marketing resources, which could limit our future revenues from Natrecor

Many therapeutic options are available for patients with acute CHF. Currently used drugs fall into three main categories: vasodilators, inotropes and diuretics. Natrecor would compete against both vasodilators and inotropes in the acute CHF market. Many of these drugs are available in generic formulation with an associated low cost. In addition, milrinone, an inotrope, is currently promoted by Sanofi-Synthelabo. We may not be able to compete effectively with these long-standing current forms of therapy. In addition, we will price Natrecor above the cost of these existing drugs, which may harm our competitive position relative to these drugs.

New drugs in development for the treatment of acute CHF would also compete with Natrecor if approved by the FDA or other regulatory agencies. Veletri (tezosentan), a non-selective endothelin receptor antagonist, is being developed by Actelion and is in late-stage clinical trials as a vasodilator for the treatment of acute CHF. In addition, Abbott had previously submitted an NDA for Simdax, a calcium sensitizer described as an inotrope, but withdrew the application in 2000. To our knowledge, Abbott has not announced its intent to refile an NDA for Simdax. If any such new drug in development is approved by the FDA or other regulatory agencies, we may not be able to compete effectively with these new forms of therapy.

If we fail to gain approval for Natrecor and our other product candidates in international markets, our market opportunities will be limited

We have not yet filed for marketing clearance for the use of Natrecor or any other product candidates in foreign countries, and we may not be able to obtain any international regulatory approvals for Natrecor or any other product we develop. If we fail to obtain those approvals or if such approvals are delayed, the geographic market for Natrecor or our other product candidates would be limited.

We will require a partner to market and commercialize Natrecor and our other product candidates in international markets

We plan to partner with other companies for the sale of Natrecor and our other product candidates outside of the United States. We cannot assure you that we will be able to enter into such arrangements on favorable terms or at all. In addition, partnering arrangements could result in lower levels of income to us than if we marketed our products entirely on our own. In the event that we are unable to enter into a partnering arrangement for Natrecor or our other product candidates in international markets, we cannot assure you we will be able to develop an effective international sales force to successfully market and commercialize those products. If we fail to enter into partnering arrangements for our products and are unable to develop an effective international sales force, our revenues would be limited.

If we fail to obtain additional marketing approvals from the FDA for the use of Natrecor for additional therapeutic indications, our revenues from Natrecor will suffer

In order to expand the medical uses, or therapeutic indications, for which we may market Natrecor, we must successfully complete additional clinical trials which could be lengthy and expensive and will require the allocation of both substantial management and financial resources. Thereafter, we will have to apply separately to the FDA for clearance to market Natrecor for other indications. We cannot assure you that we will be able to successfully complete the required clinical trials or that the FDA will approve Natrecor for any additional indications.

Other Risks Related to Scios

We have a history of losses, expect to operate at a loss for the foreseeable future and may never be profitable

We may not be able to achieve or earn a profit in the future. We began operations in December 1981, and since that time, with the sole exception of 1983, we have not earned a profit on a full-year basis. Our losses have historically resulted primarily from our investments in research and development. As of March 31, 2001, we had an accumulated deficit of approximately $415.6 million.

To date, nearly all of our revenues have come from:

 . one-time signing fees from our corporate partners under agreements supporting the research, development and commercialization of our product candidates;

 . one-time payments from our corporate partners when we achieved regulatory or development milestones;

 . research funding from our corporate partners;

 . the sale of marketing rights; and

 . our psychiatric sales and marketing division.

We expect that our research, development and clinical trial activities and regulatory approvals, together with future general and administrative activities and the costs associated with launching and commercializing our product candidates and launching and commercializing Natrecor in the United States will result in significant expenses for the foreseeable future.

If we fail to obtain additional capital necessary to fund our operations, we may have to delay or scale back some of our programs or grant rights to third parties to develop and market our products

We will continue to expend substantial resources developing new and existing product candidates, including costs associated with research and development, acquiring new technologies, conducting preclinical studies and clinical trials, obtaining regulatory approvals and manufacturing products. We believe that the net proceeds of this offering and our current working capital and future payments, if any, from our collaboration arrangements will be sufficient to meet our operating and capital requirements for at least the next 12 months. Our need for additional funding depends on a number of factors including:

 . higher costs and slower progress than expected in developing product candidates and obtaining regulatory approvals, particularly for Natrecor;

 . acquisition of technologies and other business opportunities that require financial commitments; or

 . lower revenues than expected from the commercialization of our potential products.

Additional funding may not be available to us on favorable terms, if at all. We may raise funds through public or private financings, collaborative arrangements or other arrangements. Debt financing, if available, may involve covenants which could restrict our business activities. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, scale back or eliminate expenditures for some of our development programs or grant rights to develop and market product candidates that we would otherwise prefer to develop and market internally. If we are required to grant such rights, the ultimate value of these product candidates to us may be reduced.

Our operating results are subject to fluctuations that may cause our stock price to decline

Our revenues and expenses have fluctuated significantly in the past. This fluctuation has in turn caused our operating results to vary significantly from quarter to quarter and year to year. We expect the fluctuations in our revenues and expenses to continue, and thus, our operating results should also continue to vary significantly. These fluctuations may be due to a variety of factors including:

 . the timing and realization of milestone and other payments from our corporate partners;

 . the timing and amount of expenses relating to our research and development, product development and manufacturing activities; and

 . the extent and timing of costs related to our activities to obtain patents on our inventions and to extend, enforce and/or defend our patents and other rights to our intellectual property.

Because of these fluctuations, it is possible that our operating results for a particular quarter or quarters will not meet the expectations of public market analysts and investors, causing the market price of our common stock to decline. We believe that period-to-period comparisons of our operating results are not a good indication of our future performance, and you should not rely on those comparisons to predict our future operating or share price performance.

We depend on our key personnel and we must continue to attract and retain key employees and consultants

We depend on our key scientific and management personnel. Our ability to pursue the development of our current and future product candidates depends largely on retaining the services of our existing personnel and hiring additional qualified scientific personnel to perform research and development. We also rely on personnel with expertise in clinical testing, government regulation, manufacturing and marketing. Attracting and retaining qualified personnel will be critical to our success. We may not be able to attract and retain personnel on acceptable terms given the competition for such personnel among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. Failure to retain our key scientific and management personnel or to attract additional highly-qualified personnel could delay the development of our product candidates and harm our business.

Other than Natrecor, our product candidates are at early stages of development, and if we are unable to develop and commercialize these product candidates successfully, we will not generate revenues from these products

To date, none of our product candidates has been commercialized. Other than Natrecor, all of our product candidates are in early stages of development. We face the risk of failure normally found in developing biotechnology products based on new technologies. Successfully developing, manufacturing, introducing and marketing our early-stage product candidates will require several years and substantial additional capital.

Our operations depend on compliance with complex FDA and comparable international regulations. If we fail to obtain approvals on a timely basis or to achieve continued compliance, the commercialization of our products could be delayed

We cannot assure you that we will receive the regulatory approvals necessary to commercialize our product candidates, which could cause our business to fail. Our product candidates are subject to extensive and rigorous government regulation by the FDA and comparable agencies in other countries. The FDA regulates, among other things, the development, testing, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. If our potential products are marketed abroad, they will also be subject to extensive regulation by foreign governments. None of our lead product candidates has been approved for sale in the United States or any foreign market. In addition, we have only limited experience in filing and pursuing applications necessary to gain regulatory approvals, which may impede our ability to obtain such approvals.

The results of preclinical studies and clinical trials of our products may not be favorable

In order to obtain regulatory approval for the commercial sale of any of our product candidates, we must conduct both preclinical studies and human clinical trials. These studies and trials must demonstrate that the product is safe and effective for the clinical use for which we are seeking approval. We expect to begin a Phase II clinical trial of SCIO-469 in the fourth quarter of 2001. The results of this trial or other clinical trials that we may conduct in the future may not be successful. Adverse results from our current or any future trials would harm our business.

We also face the risk that we will not be permitted to undertake or continue clinical trials for any of our product candidates in the future. Even if we are able to conduct such trials, we may not be able to satisfactorily demonstrate that the products are safe and effective and thus qualify for the regulatory approvals needed to market and sell them. Results from preclinical studies and early clinical trials are often not accurate indicators of results of later-stage clinical trials that involve larger human populations.

Our products use novel alternative technologies and therapeutic approaches which have not been widely studied

Many of our product development efforts focus on novel alternative therapeutic approaches and new technologies that have not been widely studied. These approaches and technologies may not be successful. We are applying these approaches and technologies in our attempt to discover new treatments for conditions that are also the subject of research and development efforts of many other companies.

Rapid changes in technology and industry standards could render our potential products unmarketable

We are engaged in a field characterized by extensive research efforts and rapid technological development. New drug discoveries and developments in our field and other drug discovery technologies are accelerating. Our competitors may develop technologies and products that are more effective than any we develop or that render our technology and potential products obsolete or noncompetitive. In addition, our potential products could become unmarketable if new industry standards emerge. To be successful, we will need to enhance our product candidates and design, develop and market new product candidates that keep pace with new technological and industry developments.

Many other companies are targeting the same diseases and conditions as we are. Competitive products from other companies could significantly reduce the market acceptance of our products

The markets in which we compete are well-established and intensely competitive. We may be unable to compete successfully against our current and future competitors. Our failure to compete successfully may result in pricing reductions, reduced gross margins and failure to achieve market acceptance for our potential products. Our competitors include pharmaceutical companies, biotechnology companies, chemical companies, academic and research institutions and government agencies.

For example, many pharmaceutical and biotechnology companies have initiated research programs similar to ours. Many of these organizations have substantially more experience and more capital, research and development, regulatory, manufacturing, sales, marketing, human and other resources than we do. As a result, they may:

 . develop products that are safer or more effective than our product candidates;

 . obtain FDA and other regulatory approvals or reach the market with their products more rapidly than we can, reducing the potential sales of our product candidates;

 . devote greater resources to market or sell their products;

 . adapt more quickly to new technologies and scientific advances;

 . initiate or withstand substantial price competition more successfully than we can;

 . have greater success in recruiting skilled scientific workers from the limited pool of available talent;

 . more effectively negotiate third-party licensing and collaboration arrangements; and

 . take advantage of acquisition or other opportunities more readily than we can.

In addition, our product candidates, if approved and commercialized, will compete against well-established existing therapeutic products that are currently reimbursed by government health administration authorities, private health insurers and health maintenance organizations. We face and will continue to face intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies, for relationships with academic and research institutions and for licenses to proprietary technology. In addition, we anticipate that we will face increased competition in the future as new companies enter our markets and as scientific developments continue to expand the understanding of various diseases. While we will seek to expand our technological capabilities to remain competitive, research and development by others may render our technology or product candidates obsolete or noncompetitive or result in treatments or cures superior to any therapy developed by us.

If we are unable to protect our intellectual property rights adequately, the value of our potential products could be diminished

Our success is dependent in part on obtaining, maintaining and enforcing our patents and other proprietary rights. Patent law relating to the scope of claims in the biotechnology field in which we operate is still evolving and surrounded by a great deal of uncertainty. Accordingly, we cannot assure you that our pending patent applications will result in issued patents. Because certain U.S. patent applications may be maintained in secrecy until a patent issues, we cannot assure you that others have not filed patent applications for technology covered by our pending applications or that we were the first to invent the technology.

Other companies, universities and research institutions have or may obtain patents and patent applications that could limit our ability to use, manufacture, market or sell our product candidates or impair our competitive position. As a result, we may have to obtain licenses from other parties before we could continue using, manufacturing, marketing or selling our potential products. Any such licenses may not be available on commercially acceptable terms, if at all. If we do not obtain required licenses, we may not be able to market our potential products at all or we may encounter significant delays in product development while we redesign potentially infringing products or methods.

In addition, although we own a number of patents, including issued patents and patent applications relating to Natrecor and certain of our p38 kinase inhibitors, the issuance of a patent is not conclusive as to its validity or enforceability, and third parties may challenge the validity or enforceability of our patents. We cannot assure you how much protection, if any, will be given to our patents if we attempt to enforce them and they are challenged in court or in other proceedings. It is possible that a competitor may successfully challenge our patents or that challenges will result in limitations of their coverage. In addition, the cost of litigation to uphold the validity of patents can be substantial. If we are unsuccessful in such litigation, third parties may be able to use our patented technologies without paying licensing fees or royalties to us.

Moreover, competitors may infringe our patents or successfully avoid them through design innovation. To prevent infringement or unauthorized use, we may need to file infringement claims, which are expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or may refuse to stop the other party from using the technology at issue on the grounds that its technology is not covered by our patents. Policing unauthorized use of our intellectual property is difficult, and we cannot assure you that we will be able to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the United States.

In addition to our patented technology, we also rely on unpatented technology, trade secrets and confidential information. We may not be able to effectively protect our rights to this technology or information. Other parties may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We require each of our employees, consultants and corporate partners to execute a confidentiality agreement at the commencement of an employment, consulting or collaborative relationship with us. However, these agreements may not provide effective protection of our technology or information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies.

If we fail to negotiate or maintain successful arrangements with third parties, our development and marketing activities may be delayed or reduced

We have entered into, and we expect to enter into in the future, arrangements with third parties to perform research, development, regulatory compliance, manufacturing or marketing activities relating to some or all of our product candidates. If we fail to secure or maintain successful collaborative arrangements, our development and marketing activities may be delayed or reduced. We may be unable to negotiate favorable collaborative arrangements that, if necessary, modify our existing arrangements on acceptable terms.

Most of our agreements can be terminated under certain conditions by our partners. In addition, our partners may separately pursue competing products, therapeutic approaches or technologies to develop treatments for the diseases targeted by us or our efforts. Even if our partners continue their contributions to the collaborative arrangements, they may nevertheless determine not to actively pursue the development or commercialization of any resulting products. Also, our partners may fail to perform their obligations under the collaborative arrangements or may be slow in performing their obligations. In these circumstances, our ability to develop and market potential products could be severely limited.

Risks Related to Our Industry

We face uncertainties over reimbursement and healthcare reform

In both domestic and foreign markets, future sales of our potential products, if any, will depend in part on the availability of reimbursement from third-party payors such as government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly-approved health care products. Even if we were to obtain regulatory approval, our product candidates may not be considered cost-effective and adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investments in product development. Legislation and regulations affecting the pricing of pharmaceuticals may change before any of our product candidates is approved for marketing. Adoption of such legislation and regulations could further limit reimbursement for medical products and services. If the government and third-party payors fail to provide adequate coverage and reimbursement rates for our potential products, the market acceptance of our products may be adversely affected.

We may be required to defend lawsuits or pay damages in connection with the alleged or actual harm caused by our product candidates

We face an inherent business risk of exposure to product liability claims in the event that the use of our product candidates is alleged to have resulted in harm to others. This risk exists in clinical trials as well as in commercial distribution. In addition, the pharmaceutical and biotechnology industries in general have been subject to significant medical malpractice litigation. We may incur significant liability if product liability or malpractice lawsuits against us are successful. Although we maintain product liability insurance, we cannot be sure that this coverage is adequate or that it will continue to be available to us on acceptable terms.

We use hazardous materials in our business, and any claims relating to improper handling, storage or disposal of these materials could harm our business

Our research and development activities involve the controlled use of hazardous materials, chemicals, biological agents and radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any resulting damages, and any such liability could exceed our resources. We may be required to incur significant costs to comply with these laws in the future. Failure to comply with these laws could result in fines and the revocation of permits, which could prevent us from conducting our business.

Risks Related to Our Offering

Our stock price continues to experience large fluctuations, and you could lose some or all of your investment

The market price of our stock has been and is likely to continue to be highly volatile. These price fluctuations have been rapid and severe. The market price of our common stock may fluctuate significantly in response to the following factors, most of which are beyond our control:

 . variations in our quarterly operating results;

 . changes in securities analysts' estimates of our financial performance;

 . changes in market valuations of similar companies;

 . announcements by us or our competitors of significant contracts;

 . acquisitions, strategic partnerships, joint ventures or capital commitments;

 . additions or departures of key personnel;

 . future sales of common stock;

 . announcements by us or our competitors of technological innovations of new therapeutic products, clinical trial results and developments in patent or other proprietary rights;

 . announcements regarding government regulations, public concern as to the safety of drugs developed by us or others or changes in reimbursement policies; and

 . fluctuations in stock market price and volume, which are particularly common among securities of biopharmaceutical companies.

We are at risk of securities class action litigation

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology companies have experienced greater than average stock price volatility in recent years. Several years ago, we were the subject of a securities class action lawsuit, which was eventually dismissed with a determination that the plaintiffs had no basis for their claim. If we face such litigation in the future, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

We have implemented provisions in our charter documents that may ultimately delay, discourage or prevent a change in our management or control of us

Our certificate of incorporation and bylaws contain provisions that could make it more difficult for our stockholders to replace or remove our directors or to effect any other corporate action. These provisions include those which:

 . prohibit holders of less than ten percent of our outstanding capital stock from calling special meetings of stockholders;

 . prohibit stockholder action by written consent, thereby requiring stockholder actions to be taken at a meeting of our stockholders; and

 . establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Moreover, our certificate of incorporation does not provide for cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates.

Some of the above provisions may also have possible anti-takeover effects, which may make an acquisition of us by a third party more difficult, even if such an acquisition could be beneficial to our stockholders. In addition, our certificate of incorporation also authorizes us to issue up to 20,000,000 shares of preferred stock in one or more different series with terms to be determined by our board of directors at time of issuance. As of March 31, 2001, an aggregate of 71,053 shares of preferred stock had been authorized for issuance by the board of directors and 4,991 shares were issued and outstanding. Issuance of other shares of preferred stock could also be used as an anti-takeover device.

               Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. We have attempted to identify these statements by terminology including "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "should," or "will" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks and uncertainties outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in these statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                Use of Proceeds

We estimate that the net proceeds from the sale of the 5,000,000 shares of common stock that we are offering will be approximately $98.5 million, based upon a public offering price of $21.00 per share, after deducting underwriting discounts and commissions and our estimated offering expenses. If the underwriters exercise their option to purchase 750,000 additional shares in the offering, we estimate the aggregate net proceeds to us will be approximately $113.3 million.

We intend to use the net proceeds of this offering for operating costs, capital expenditures and working capital needs, which may include the following:

 . manufacturing and commercializing Natrecor;

 . clinical trials for additional Natrecor indications, SCIO-469 and other pipeline products;

 . research and development of other pipeline products;

 . costs of regulatory activities associated with Natrecor, both in the United
  States and abroad; and

 . other general corporate purposes.

We have not identified the amounts we plan to spend on each of these areas or the timing of such expenditures. Proceeds of this offering may also be used to acquire companies, technologies or products that complement our business although we are not planning or negotiating any such transactions as of the date of this prospectus supplement. The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the amount and timing of the proceeds from this offering, progress with the regulatory review, manufacture and commercialization of Natrecor and progress with our other development programs. Expenditures will also depend upon the establishment of collaborative arrangements with other companies, the availability of additional financing and other factors.

Pending these uses, we intend to invest the net proceeds in United States Treasury and agency obligations, highly-rated corporate obligations or other liquid investments.

                Price Range of Common Stock and Dividend Policy

Since 1983, our common stock has traded on the Nasdaq National Market. We currently trade under the symbol "SCIO." The following table sets forth the high and low reported sale prices for our common stock for the periods indicated as reported on the Nasdaq National Market.

                                                                  -------------
                                                                   High   Low
                                                                  ------ ------
2001
  First Quarter.................................................. $23.88 $12.50
  Second Quarter (through June 18)...............................  30.50  19.50
2000
  First Quarter.................................................. $ 9.19 $ 4.13
  Second Quarter.................................................   5.91   3.38
  Third Quarter..................................................  11.44   5.44
  Fourth Quarter.................................................  24.63   8.75
1999
  First Quarter.................................................. $12.50 $ 8.13
  Second Quarter.................................................   9.94   2.88
  Third Quarter..................................................   5.25   3.25
  Fourth Quarter.................................................   5.16   3.38

On June 18, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $22.42 per share. As of May 15, 2001, we had approximately 4,079 stockholders of record.

We have never declared or paid cash dividends on our common stock or preferred stock. We do not intend to declare or pay any cash dividends on our common stock or preferred stock in the foreseeable future. We plan to retain any earnings for use in the operation of our business and to fund future growth.

                                 Capitalization

The following table presents our unaudited capitalization as of March 31, 2001:

 . on an actual basis; and

 . on an as adjusted basis to reflect the sale of 5,000,000 shares of common stock in this offering at a public offering price of $21.00 per share, less underwriting discounts and our estimated offering expenses.

The number of shares of common stock to be outstanding after this offering does not include:

 . 5,579,761 shares of common stock issuable as of May 21, 2001 upon the exercise of outstanding options at a weighted average exercise price of $12.11 per share;

 . 700,000 shares of common stock issuable as of May 21, 2001 upon exercise of outstanding warrants at a weighted average exercise price of $20.00 per share;

 . 499,100 shares of common stock issuable as of May 21, 2001 upon conversion of 4,991 shares of Series B convertible preferred stock;

 . 1,839,476 additional shares of common stock reserved for future issuance as of May 21, 2001 under our stock option plans;

 . 375,000 additional shares of common stock reserved for future issuance as of May 21, 2001 under our employee stock purchase plan; and

 . 30,000 shares of unvested restricted common stock outstanding as of May 21, 2001.

This table should be read with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus supplement.

                                                        ----------------------
                                                        As of March 31, 2001
                                                        ----------------------
                                                           Actual  As Adjusted
                                                        ---------  -----------
                                                             (Unaudited)
In thousands, except share data
Long-term debt......................................... $  39,944    $  39,944
                                                        ---------    ---------

Stockholders' equity:
  Preferred stock; $0.001 par value; 20,000,000 shares
   authorized; 4,991 shares issued and outstanding,
   actual and as adjusted..............................       --           --
  Common stock; $0.001 par value; 150,000,000 shares
   authorized; 39,364,224 shares issued and
   outstanding, actual and 44,364,224 shares as
   adjusted............................................        39           44
Additional paid-in capital.............................   430,408      528,853
Notes receivable from stockholders.....................      (406)        (406)
Deferred compensation, net.............................      (106)        (106)
Accumulated other comprehensive income.................     1,311        1,311
Accumulated deficit....................................  (415,630)    (415,630)
                                                        ---------    ---------
  Total stockholders' equity...........................    15,616      114,066
                                                        ---------    ---------
  Total capitalization................................. $  55,560    $ 154,010
                                                        =========    =========

                                    Dilution

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the adjusted net tangible book value per share of our common stock after this offering. Our net tangible book value per share as of March 31, 2001 is $0.40. We calculate net tangible book value per share by dividing net tangible book value, which equals total tangible assets less total liabilities, by the number of outstanding shares of our common stock.

At a public offering price of $21.00 per share, our as adjusted net tangible book value at March 31, 2001 would have been $2.57 per share. This represents an immediate increase in the net tangible book value per share of $2.17 per share to existing stockholders and an immediate dilution of $18.43 per share to new investors purchasing shares of common stock in this offering.

The following table illustrates this dilution on a per share basis:

                                                              -------------
Public offering price per share..............................        $21.00
 Net tangible book value per share as of March 31, 2001...... $ 0.40
 Increase per share attributable to new investors............   2.17
As adjusted net tangible book value per share after this
 offering....................................................          2.57
                                                                     ------
Dilution per share to new investors .........................        $18.43
                                                                     ======

                      Selected Consolidated Financial Data

You should read our selected consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto contained elsewhere in this prospectus supplement. The following selected consolidated statement of operations and consolidated balance sheet data as of and for the years ended December 31, 1996 through 2000 are derived from our audited consolidated financial statements. Our audited consolidated financial statements as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000, are included elsewhere in this prospectus supplement. The consolidated financial data as of March 31, 2001 and for the three months ended March 31, 2000 and 2001 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus supplement.

                         ----------------------------------------------------------------------------------
                                                                                      Three Months Ended
                                        Year Ended December 31,                            March 31,
                         ----------------------------------------------------------  ----------------------
                               1996        1997        1998        1999        2000        2000        2001
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
In thousands, except share and per                                                        (Unaudited)
share data
Consolidated Statements of
 Operations Data
Revenues:
 Product sales and co-
  promotion commissions,
  net of expenses (1)... $    9,578  $    8,045  $    6,567  $    9,953  $    6,914  $    1,331  $    1,483
 Research and
  development
  contracts.............     19,531       6,414      38,101      18,402       5,710       1,894       1,097
 Gain on sale of
  marketing rights......        --          --          --          --          --          --        9,363
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
                             29,109      14,459      44,668      28,355      12,624       3,225      11,943
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
Costs and expenses:
 Research and
  development...........     39,424      41,907      46,637      34,305      39,278       9,284       9,480
 Marketing, general and
  administrative........     11,738      12,289      10,022      11,983      16,711       3,476       6,480
 Restructuring charges
  (credits).............        --          --          --        6,400        (993)        --          --
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
                             51,162      54,196      56,659      52,688      54,996      12,760      15,960
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
Loss from operations....    (22,053)    (39,737)    (11,991)    (24,333)    (42,372)     (9,535)     (4,017)
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------

Other income (expense):
 Investment income......      5,942       3,966       4,154       4,828       4,774       1,384         812
 Interest expense.......        --       (2,229)     (2,685)     (2,793)     (3,796)       (991)       (849)
 Realized gains (losses)
  on securities.........        --          --        9,003       4,933        (152)       (84)         254
 Other income (expense),
  net...................     (1,445)        517         630      (2,685)       (973)       (299)       (423)
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
                              4,497       2,254      11,102       4,283        (147)         10        (206)
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
Equity in net loss of
 affiliate..............        274      (1,261)     (1,343)        --          --          --          --
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
Minority interest.......     (1,121)        --          --          --          --          --          --
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
Loss before provision
 for income taxes.......    (18,403)    (38,744)     (2,232)    (20,050)    (42,519)     (9,525)     (4,223)
(Provision) benefit for
 income taxes...........        --           77        (131)        (14)         (3)        --          --
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net loss................ $  (18,403) $  (38,667) $   (2,363) $  (20,064) $  (42,522) $   (9,525) $   (4,223)
                         ==========  ==========  ==========  ==========  ==========  ==========  ==========
Loss per common share,
 basic and diluted...... $    (0.51) $    (1.07) $    (0.06) $    (0.53) $    (1.12) $    (0.25) $    (0.11)
                         ==========  ==========  ==========  ==========  ==========  ==========  ==========
Weighted average number
 of common shares
 outstanding used in
 calculation of net loss
 per share, basic and
 diluted................ 35,885,922  36,105,797  37,694,358  37,730,048  37,997,872  37,780,077  39,290,982

                         --------------------------------------------------------
                                        December 31,
                         --------------------------------------------  March 31,
                             1996      1997     1998     1999    2000        2001
                         --------  -------- -------- -------- ------- -----------
In thousands                                                          (Unaudited)
Consolidated Balance
 Sheet Data
Cash and cash
 equivalents, and
 marketable securities
 (current and
 noncurrent)............ $ 62,170  $ 64,700 $ 97,311 $100,712 $71,531     $62,179
Working capital
 (deficit)..............   (5,838)    4,524    8,083    1,706  13,057      11,795
Total assets............  113,961   116,871  138,829  118,272  88,387      86,087
Long-term debt..........      349    31,919   34,573   42,866  39,095      39,944
Total stockholders'
 equity.................   93,628    60,142   74,926   42,787  17,763      15,616

-------------------
(1) Effective April 1, 2001, we no longer sell or co-promote psychiatric products.

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements, including the related notes, contained elsewhere in this prospectus supplement. The following discussion also contains forward-looking statements about our plans, objectives and future results. These forward-looking statements are based on our current expectations, and we assume no obligation to update this information. Realization of these plans and results involves risks and uncertainties, and our actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those set forth under "Risk Factors."

Overview

We are a biopharmaceutical company developing novel treatments for cardiovascular and inflammatory diseases. Our disease-based technology platform integrates expertise in protein biology with computational and medicinal chemistry to identify novel targets and rationally design small molecule compounds for large markets with unmet medical needs.

We are primarily focused on the development of two product candidates--Natrecor for the treatment of acute CHF, and SCIO-469, an oral, small molecule inhibitor of p38 kinase, for the treatment of rheumatoid arthritis.

Results of Operations

Three Months Ended March 31, 2001 and 2000

Revenues

Net Product Sales and Co-Promotion Commissions. Net product sales and co-promotion commissions for the three months ended March 31, 2001 were $1.5 million versus $1.3 million for the three months ended March 31, 2000. We no longer intend to sell or co-promote psychiatric products.

Research and Development Contract Revenues. Research and development contract revenues were $1.1 million for the three months ended March 31, 2001 versus $1.9 million for the three months ended March 31, 2000. The decrease of $0.8 million is primarily due to the end of our research collaboration agreement with DuPont Pharmaceutical Company, effective November 2000.

Gain on Sale of Marketing Rights. Commencing in the fourth quarter of 2000, we solicited and received bids regarding the sale of our exclusive marketing rights for certain GSK psychiatric products sold by us. The marketing rights were eventually sold to GSK. The marketing rights were originally licensed from GSK under a 1990 licensing agreement. In order to effect the sale, the licensing agreement was terminated effective March 31, 2001, and we will receive from GSK $4.0 million in 2001, $3.0 million in 2002 and $2.5 million in 2003. We recognized a one-time gain of $9.4 million related to the sale.

Costs and Expenses

Research and Development. Research and development expenses were $9.5 million and $9.3 million for the three months ended March 31, 2001 and 2000, respectively. The expenses were mainly attributable to clinical expenses related to Natrecor and research expenses related to our p38 kinase inhibitor program.

Marketing, General and Administrative. Marketing, general and administrative expenses were $6.5 million and $3.5 million for the three months ended March 31, 2001 and 2000, respectively. The increase of $3.0 million in expenses for the quarter is largely attributable to the costs associated with building a marketing and sales infrastructure for the anticipated Natrecor product launch.

Other Income (Expense). Net other income (expense) was $(0.2) million and $10,000 for the three months ended March 31, 2001 and 2000, respectively. The decrease of $0.2 million in income (expense) was principally due to the $0.6 million decline in investment income due to the lower cash balances from quarter to quarter, which was partially offset by an increase in realized gains on marketable securities of $0.3 million.

Years ended December 31, 2000, 1999 and 1998

Revenues

Total Revenues. Total revenues, after the reclassification required by EITF 99-19, were $12.6 million, $28.4 million and $44.7 million for the years ended December 31, 2000, 1999 and 1998, respectively. In 2000, approximately 40% of our total revenues were derived from PSMD product sales under our license agreement with GSK. This license agreement was terminated in March 2001, and effective April 1, 2001, we discontinued the sale of these products. In 1999, no customer accounted for more than 10% of our total revenues. In 1998, research and development contract revenues from Bayer AG accounted for approximately 55% of our total revenue.

Net Product Sales and Co-Promotion Commissions. Net product sales and co-promotion commissions were $6.9 million, $10.0 million and $6.6 million for the years ended December 31, 2000, 1999 and 1998, respectively, and were primarily derived from sales of PSMD products. The $3.0 million decrease in net product sales and co-promotion commissions from 1999 to 2000 was primarily the result of reduced distributor inventories caused by manufacturing and product shelf life issues of Eskalith CR, coupled with sales erosion due to increased competition and the introduction of generic drugs. The $3.4 million increase from 1998 to 1999 was primarily attributable to an increase in prescriptions for PSMD products resulting from increased marketing programs.

Research and Development Contract Revenues. Research and development contract revenues were $5.7 million, $18.4 million and $38.1 million for the years ended December 31, 2000, 1999 and 1998, respectively. The $12.7 million decrease from 1999 to 2000 was primarily attributable to $9.0 million in one-time milestone payments received in 1999 from corporate partners Chiron Corporation and Novo Nordisk A/S, $2.3 million in clinical research funding from Bayer AG and $1.9 million in royalty payments from GenVec and Guilford Pharmaceuticals. The $19.7 million decrease from 1998 to 1999 was primarily due to $20.0 million received from Bayer AG in 1998 for the commercialization of Natrecor. The agreement with Bayer AG was terminated in May 1999 after non-approval of Natrecor in April 1999 by the FDA.

Costs and Expenses

Research and Development. Research and development expenses were $39.3 million, $34.3 million and $46.6 million for the years ended December 31, 2000, 1999 and 1998, respectively. The $5.0 million increase from 1999 to 2000 was primarily attributable to the increased clinical expenses related to Natrecor and increased research expenses related to our p38 kinase inhibitor program. The $12.3 million decrease from 1998 to 1999 was primarily due to our corporate restructuring in 1999 that included the layoff of personnel and the closure of a manufacturing facility.

Marketing, General and Administrative. After the reclassification required by EITF 99-19, marketing, general and administrative expenses were $16.7 million, $12.0 million and $10.0 million for the years ended December 31, 2000, 1999 and 1998, respectively. The $4.7 million increase from 1999 to 2000 was primarily the result of Natrecor pre-launch activities, a proxy contest in early 2000, outside consulting expenses relating to strategic planning, increased headcount and bonuses paid during the period. The $2.0 million increase from 1998 to 1999 was primarily attributable to increased outside consulting fees related to Natrecor pre-launch activities, our corporate restructuring in 1999 and product licensing activities.

Restructuring Charges. We incurred a one-time restructuring expense in 1999 of $6.4 million resulting from a corporate reorganization, which included the closure of our Mountain View manufacturing facility and a 30% reduction in our workforce. All restructuring activities were complete by the end of the second quarter of 2000, leaving a remaining balance of $1.0 million in the restructuring reserve. This unused reserve primarily resulted from changes in the estimates of the cost of workforce reductions and the gain on the sale of excess capital assets that were unanticipated. The reserve was credited to restructure expense in the second quarter of 2000.

Other Income (Expense). Net other income (expense) was $(0.1) million, $4.3 million and $11.1 million in the years ended December 31, 2000, 1999 and 1998, respectively. The $4.4 million decrease from 1999 to 2000 was primarily attributable to the 1999 net gain on the sales of securities in Guilford. The $6.8 million decrease from 1998 to 1999 was primarily attributable to a reduction in realized gains on the sale of securities in Guilford in 1999 and the increase in royalty expense to Biotechnology Research Partners due to the licensing of Fiblast to Chiron.

Equity in Net Loss of Affiliate. We had a loss of $1.3 million in equity in net loss of affiliate in 1998, which was the result of Guilford's net losses. Our ownership in Guilford declined from 62% in May 1994 to 7% at December 31, 1998 as a result of Guilford's public stock offerings and our sale of Guilford common stock. In the fourth quarter of 1998, we reclassified our investment in Guilford common stock as marketable securities. In 1999, we sold our entire holdings of Guilford common stock.

Liquidity and Capital Resources

To date, our operations and capital requirements have been financed primarily with the proceeds of public and private sales of common stock and preferred stock, research and development partnerships, collaborative agreements with pharmaceutical firms, product sales and investment income. At March 31, 2001, our combined cash, cash equivalents and marketable securities (both current and non-current) totaled $62.2 million.

In anticipation of the launch of Natrecor in the third quarter of 2001, we entered into a sales and marketing agreement with Innovex, a subsidiary of Quintiles Transnational Corp. We believe that this marketing alliance will allow us to quickly commercialize Natrecor in the United States. Under the terms of the agreement, PharmaBio Development, an affiliate of Innovex, has agreed to fund $30.0 million of our costs to launch Natrecor over the first
24 months of Natrecor's commercialization and to loan us up to $5.0 million. Of the $30.0 million, we anticipate that $10.0 million will be paid to us in 2001 following FDA approval of Natrecor. Innovex will also identify, hire, train and deploy a dedicated cardiology and emergency medicine sales force of approximately 180 people at our cost to launch and market Natrecor.

Net cash used in operating activities of $10.7 million in the quarter ended March 31, 2001 was primarily attributable to the loss of $4.2 million and decreases in operating assets and liabilities of $8.9 million, partially offset by non-cash expenses of $2.4 million.

Net cash provided by investing activities of $6.3 million in the quarter ended March 31, 2001 consisted of a net increase in sales/maturities of marketable securities of $6.8 million, partially offset by purchases of property and equipment of $0.5 million.

Net cash provided by financing activities of $1.6 million in the quarter ended March 31, 2001 was due to the proceeds from the issuance of common stock and collection of notes receivable from stockholders.

Net cash used in operating activities of $34.5 million in 2000 was primarily attributable to the net loss in 2000 of $42.5 million, partially offset by non-cash charges. For 1999, net cash used in operating activities of $8.5 million was primarily attributable to funding net operating losses, partially offset by non-cash expenses and increases in operating assets and liabilities. Net cash provided by operating activities of $9.0 million in 1998 was largely due to deferred contract revenue of $5.2 million, depreciation and accrued interest payable, partially offset by operating losses and decreases in operating assets and liabilities.

Net cash provided by investing activities of $20.8 million in 2000 consisted of net sales of marketable securities of $22.1 million, offset by purchases of property and equipment of $1.3 million. Net cash provided by investing activities of $5.7 million in 1999 consisted of net purchases of marketable securities of $11.1 million and purchases of property and equipment of $5.0 million, offset by the proceeds from the sales of facilities and equipment of $21.8 million. For 1998, net cash used by investing activities of $18.3 million consisted of net purchases of marketable securities of $16.3 million and purchases of property and equipment of $2.5 million, partially offset by the sale of investments in an affiliate of $0.4 million.

Net cash provided by financing activities of $5.4 million in 2000 was primarily due to the proceeds from the issuance of common stock and the collection of notes receivables from stockholders of $10.0 million, partially offset by the payment of notes payable of $4.6 million. Net cash provided by financing activities of $7.7 million in 1999 was largely due to proceeds from notes payable of $7.5 million and proceeds from the issuance of common stock of $1.3 million, partially offset by the purchase of treasury stock of $1.0 million. Net cash provided by financing activities of $5.7 million for 1998 was primarily due to the proceeds from the issuance of common stock of $7.6 million for 1998 partially offset by the purchase of treasury stock of $1.5 million and the payment of notes payable of $0.3 million.

We expect that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities and proceeds from existing collaborations, including our agreement with Innovex and PharmaBio, will enable us to maintain our current and planned operations for the next twelve months. In the long-term, and in the event that we do not receive FDA approval to market Natrecor, we will need to arrange additional financing for the operation of our business, including the commercialization of our products currently under development. We will consider collaborative arrangements and additional public or private financings, including additional equity financings. Factors influencing the availability of additional financing include our progress in product development, investor perception of our prospects and the general conditions of the financial markets.

Income Taxes

At December 31, 2000, we had federal and state net operating loss carryforwards of approximately $349.0 million and $41.5 million, respectively. We also had federal and state research tax credit carryforwards of approximately $13.3 million and $5.1 million, respectively. The federal net operating loss and other tax credit carryforwards will expire at various dates beginning in the year 2001 through 2020, if not used. Our state net operating loss and other tax credit carryforwards will expire at various dates beginning in the year 2001 through 2005, if not used. These net operating loss and other tax credit carryforwards provide an additional source of liquidity only to the extent that profitable operations are achieved prior to the expiration of the carryforward periods. The use of losses generated through the date of our 1992 merger with Nova Pharmaceuticals Corporation may be subject to substantial annual limitations due to the "ownership change" provisions of the Internal Revenue Code of 1986.

New Accounting Pronouncements

Financial Accounting Standards No. 133. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income, depending on the type of relationship that exists. Effective January 1, 2001, Scios adopted SFAS 133. We do not currently hold derivative instruments or engage in hedging activities and as such the implementation of SFAS 133 did not have a material effect on our financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of risks, including changes in interest rates affecting the return on our investments and foreign currency fluctuations. In the normal course of our business, we employ established policies and procedures to manage our exposure to fluctuations in interest rates and foreign currency values.

Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We attempt to place our investments with high quality issuers and, by policy, limit the amount of credit exposure to any one issuer and do not use derivative financial instruments in our investment portfolio. We maintain an investment portfolio of various issuers, types and maturities, which consist of both fixed and variable rate financial instruments. These securities are classified as available-for-sale, and consequently, are recorded on the balance sheet at fair value with unrealized gains or losses reported as a separate component in stockholders' equity, net of applicable taxes. At any time, sharp changes in interest rates can affect the value of our investment portfolio and its interest earnings. Currently, we do not hedge these interest rate exposures. However, through our money manager, we maintain management control systems to monitor interest rate risk. The risk management control systems use analytical techniques as well as other procedures to review interest rate risk. Assuming a hypothetical interest rate increase of 10%, the fair value of our total investment portfolio as of March 31, 2001 would have potentially incurred a loss of $0.3 million.

Our exposure to foreign currency fluctuations is currently limited to our supply contract for Natrecor, which is denominated in German Marks. Changes in the exchange rate between German Marks and the U.S. dollar could adversely affect our manufacturing costs. All of our other contracts are denominated in U.S. dollars. Exposure to foreign currency exchange rate risk may change over time as our business evolves and our products are introduced into international markets. Currently, we do not hedge against any foreign currencies and, as a result, could incur unanticipated gains or losses.

                                    Business

Overview

We are a biopharmaceutical company developing novel treatments for cardiovascular and inflammatory diseases. Our disease-based technology platform integrates expertise in protein biology with computational and medicinal chemistry to identify novel targets and rationally design small molecule compounds for large markets with unmet medical needs.

We are primarily focused on the development of two product candidates--Natrecor for the treatment of acute CHF, and SCIO-469, an oral, small molecule inhibitor of p38 kinase, for the treatment of rheumatoid arthritis.

Recent Developments

Since December 31, 2000, the following significant developments have occurred with respect to our business:

Natrecor

 . In January 2001, we filed an amendment to our NDA for Natrecor with the FDA.
  On May 25, 2001, the Cardiovascular and Renal Drugs Advisory Committee to the FDA met with our lead clinical investigators to discuss our amended NDA. The advisory committee unanimously recommended that Natrecor be approved by the FDA for sale in the United States for the treatment of acute CHF. We expect the FDA to announce its decision on whether to approve Natrecor in July 2001. FDA decisions regarding the approval or non-approval of an NDA sometimes differ from an advisory committee recommendation, and there can be no assurance that the FDA will decide to approve Natrecor.

 . In January 2001, we entered into a marketing alliance with Innovex, a division of Quintiles, to commercialize Natrecor in North America. Innovex will deliver a wide range of sales and marketing solutions for us, including hiring, training and deploying a dedicated cardiology and emergency medicine sales force of approximately 180 salespeople at our cost.

 . In March 2001, we began a new clinical trial aimed at investigating the potential pharmaco-economic impact of Natrecor in improving treatment and outcomes for acute CHF patients. This PROACTION trial is a pilot study designed to compare the clinical effects, safety profile and costs of standard therapy plus Natrecor to standard therapy plus placebo in 250 acute CHF patients treated in the emergency department or an observation unit. We expect to complete an interim data analysis in the third quarter of 2001 and to complete this study during the fourth quarter of 2001.

 . In May 2001, we expanded our existing research collaboration with Medtronic to initiate a clinical study to evaluate the hemodynamic, endrocrine and clinical effects of Natrecor using information collected by Medtronic's Chronicle Implantable Hemodynamic Monitor both during and after infusions of Natrecor. This study is expected to begin in July 2001 at the Karolinska Hospital in Stockholm. Our research collaboration also covers the feasibility of infusing patients with Natrecor using Medtronic's infusion products.

p38 Kinase Inhibitor Program

 . In January 2001, we completed a Phase Ia clinical trial of SCIO-469 evaluating single doses in healthy volunteers.

 . In April 2001, we completed a Phase Ib clinical trial in 20 healthy volunteers in which we evaluated the safety and tolerability of multiple doses of SCIO-469 over a two-week period. Based on the results of these trials, we plan to begin a Phase II clinical trial in the fourth quarter of 2001.

Natrecor

Congestive Heart Failure

According to the American Heart Association's 2001 Heart and Stroke Statistical Update, approximately 4.7 million Americans currently suffer from chronic CHF and 550,000 new cases of CHF will be diagnosed in the United States this year. Annual expenditures for CHF are estimated to be $21.0 billion, including $15.8 billion for inpatient care.

Chronic CHF is characterized by a progressive loss in the heart's ability to pump blood. It is attributable to weakening of the contractile cells of the heart and accumulation of scar tissue. Different diseases can cause CHF, including coronary artery disease, heart attacks, inflammation of the heart tissue and diseases of the heart valves. Weakened heart muscle often results in poor cardiac output because the heart is unable to empty blood adequately from the ventricles to the circulation with each beat. Blood pools in the ventricles, and the heart changes from its normal shape and becomes enlarged. Subsequently, blood begins to back up into the blood vessels of the lungs, causing marked increases in pulmonary vascular pressures. As pressure increases, fluid moves from the pulmonary blood vessels into the air spaces, causing pulmonary congestion. One frequently used measurement of pulmonary vascular pressure is pulmonary capillary wedge pressure, or PCWP.

CHF symptoms that result from the pooling of blood include shortness of breath, edema, or fluid retention, and swelling of the legs and feet. CHF symptoms that result from the inefficiency of the heart to distribute or adequately pump oxygen-rich blood to body tissues include fatigue and weakness as well as a loss of appetite. As the disease progresses, these symptoms can severely impact the patient's quality of life, such that even the ability to perform simple tasks, such as walking across the room, becomes limited.

In the early stages of CHF, the body activates several hormonal pathways that help the heart compensate in the short-term but have adverse long-term effects. These hormones, which include adrenalin, angiotensin II, aldosterone and endothelin, stimulate the heart to beat faster and stronger, thicken the wall of the heart and maintain blood pressure by constricting blood vessels and stimulating the kidney to retain sodium. If these pathways remain activated over a sustained period of time, the beneficial effects are lost and injurious effects develop, contributing to an eventual deterioration of heart function. Current medications and medications under development generally focus on one or more of these hormonal pathways.

Many CHF patients will eventually experience a rapid deterioration, or decompensation, and require urgent treatment in the hospital. This condition is called acute CHF. Acute CHF accounts for approximately one million hospital admissions each year in the United States. Acute CHF is the most frequent cause of hospitalization among Medicare patients. In addition, patients suffering from chronic CHF have a five-year mortality rate of approximately 50%. For more than a decade, there have been no new FDA-approved drugs to treat acute CHF.

Current Treatments for Congestive Heart Failure

While some cardiac risk factors such as smoking, high cholesterol, high blood pressure, diabetes and obesity can be controlled with lifestyle changes, the majority of patients with CHF require additional treatments to help manage their disease. Current medications for the treatment of CHF, including diuretics, inotropes, vasodilators and beta blockers, only focus on single components of the diverse pathways contributing to CHF. For example, diuretics help the kidneys rid the body of excess fluid, thereby reducing blood volume and the heart's workload. Inotropes strengthen the heart's pumping action. Vasodilators, such as ACE inhibitors, cause the peripheral arteries to dilate, making it easier for blood to flow. Beta blockers slow the heart rate and reduce blood pressure by blocking the effects of adrenalin.

Upon arrival at the emergency department, patients who experience acute episodes of CHF are typically treated with a combination of oxygen, morphine and intravenous diuretics. A small percentage of patients respond to this initial therapy and do not require admission to the hospital; however, the majority of acute CHF patients require additional medical intervention and are admitted. Additional acute CHF treatments may include intravenous administration of inotropes, such as dobutamine, and vasodilators, such as nitroglycerin. While each of these therapies assist in managing acute CHF, each also has inherent limitations. Inotropes strengthen the contractility of the heart but increase the incidence of cardiac arrhythmias, or irregular heartbeats, and are associated with increased mortality. Intravenously administered nitroglycerin requires careful monitoring and slow dosage increases in small increments, resulting in delays in attaining positive responses in acutely ill patients. Moreover, therapeutically effective doses of IV nitroglycerin are:

 . unpredictable from patient to patient;

 . very close to toxic degrees of hypotension; and

 . associated with increased tolerance or loss of effectiveness.

These complications of IV nitroglycerin often require the transfer of acute CHF patients to more costly treatment units within the hospital, such as the cardiac and intensive care units, in order to provide careful patient monitoring.

Natrecor: Our Solution for the Treatment of Acute Congestive Heart Failure

Natrecor is a recombinant form of human B-type natriuretic peptide, or BNP, a naturally occurring hormone in the body that aids in the healthy functioning of the heart. BNP is secreted by the ventricles of the heart as a response to CHF. We believe that the advantage of Natrecor, compared to existing forms of therapy for acute CHF, is that it works on multiple

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components of the acute CHF disease pathway. In particular, based upon preclinical studies and clinical trials, we believe that Natrecor:

 . dilates veins, which decreases elevated pulmonary pressures, or preload;

 . dilates arteries, which decreases the resistance against which the heart has to pump, or afterload;

 . stimulates the kidney to excrete excess sodium, or natriuresis;

 . stimulates the kidney to excrete excess fluid, or diuresis; and

 . opposes many of the injurious consequences caused by the long-term elevation of hormones such as adrenalin, angiotension II, aldosterone and endothelin.

In clinical trials, Natrecor has also been shown to significantly improve blood circulation and patient symptoms compared to IV nitroglycerin without the need for labor-intensive monitoring, and its method of administration does not require frequent dosing adjustments. In addition, in clinical trials, Natrecor has not been associated with an increase in the incidence of cardiac arrhythmias and has demonstrated no evidence of drug interactions with other agents used concurrently in the treatment of acute CHF.

Natrecor Clinical Trials

We have conducted numerous clinical trials evaluating Natrecor over the past eight years. Approximately 1,000 patients have been treated with Natrecor in 12 trials, including four pivotal efficacy trials. In all of these trials, Natrecor administration has been associated with improved blood circulation and vascular filling pressures in the heart and lungs. Each of the efficacy trials further demonstrated statistically significant improvement of symptoms in acute CHF patients.

Amended NDA Submission Trials

We have completed two trials since the submission of our original NDA, the VMAC trial, or Vasodilation in the Management of Acute CHF, and the PRECEDENT trial, or Prospective Randomized Evaluation of Cardiac Ectopy with Dobutamine or Nesiritide Therapy. These trials form the basis of our amended NDA.

The VMAC Trial. We began enrollment in our VMAC trial in October 1999 and, in July 2000, completed enrollment of 498 patients hospitalized for acute CHF in the United States. This trial compared the effects of Natrecor, IV nitroglycerin and placebo, when individually added to standard therapy, such as diuretics and inotropes. The primary endpoints were a reduction in pulmonary capillary wedge pressure, or PCWP--a measure of the pulmonary vascular pressure of the heart, reflecting its workload--and improvement of the symptom of shortness of breath. The VMAC trial achieved both of its primary endpoints. Key results of the VMAC trial that were presented in November 2000 at the annual scientific meeting of the American Heart Association include:

 . Natrecor produced a 20% decrease in PCWP at three hours, most of which occurred in the first 15 minutes, which was significantly better than the 7% decrease in PCWP at three hours for the placebo group;

 . Natrecor improved shortness of breath significantly better than placebo;

 . Natrecor decreased PCWP significantly faster and to a greater extent than IV nitroglycerin;

 . Natrecor significantly improved breathing in patients receiving standard active therapy; in contrast, IV nitroglycerin did not significantly improve breathing in these patients;

 . Natrecor-treated patients had significantly fewer adverse events than either placebo or IV nitroglycerin patients;

 . acute CHF patients experiencing active ischemia, which is impaired blood flow to the heart, showed no adverse side effects in response to Natrecor; and

 . patients receiving Natrecor did not develop tolerance to the drug over time, and consequently, unlike IV nitroglycerin, the effects of Natrecor were sustained through 24 hours at the same dosage.

The PRECEDENT Trial. The PRECEDENT trial compared the safety of Natrecor and dobutamine, the most commonly used inotrope treatment for acute CHF. Key results of the PRECEDENT trial indicated that:

 . Natrecor produced fewer cardiac arrythmias than dobutamine; and

 . use of Natrecor was associated with fewer deaths than the use of dobutamine.

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Initial NDA Clinical Trials

We conducted three pivotal Phase III clinical trials that were submitted to the FDA in our original NDA for Natrecor.

Trial 704.311. Trial 704.311 was our first Phase III clinical trial that we conducted to evaluate the efficacy of Natrecor in patients with acute CHF. In this trial, we enrolled 103 patients who were treated with one of three intravenously administered doses of Natrecor over a 24-hour period. This trial demonstrated that Natrecor produced significant improvements in PCWP and cardiac pump function. Results of this study were published in The Journal of the American College of Cardiology in July 1999.

Trial 704.325. Trial 704.325, our second Phase III clinical trial, was a double-blind, placebo-controlled trial which consisted of 127 patients and was designed to determine the short-term efficacy of Natrecor with regard to hemodynamic measures and symptoms. In this trial, Natrecor demonstrated statistically significant improvements in multiple symptoms of acute CHF, such as severe shortness of breath and fatigue. In addition, patients treated with Natrecor also experienced improvements in blood circulation, vascular pressures in the heart and lungs and cardiac pumping ability. The results from this trial were published in the July 27, 2000 issue of The New England Journal of Medicine.

Trial 704.326. In our third Phase III clinical trial, we enrolled 305 patients and demonstrated that Natrecor resulted in the rapid and statistically significant improvement of the symptoms and clinical severity of acute CHF when compared to placebo. Patients not receiving Natrecor received one or more standard intravenous drugs for acute CHF, most commonly dobutamine, milrinone or nitroglycerin. The trial also compared Natrecor with standard intravenous agents with respect to adverse events. The safety of Natrecor was demonstrated to be equal to the safety of standard intravenous drugs for acute CHF. The trial also demonstrated patients treated with Natrecor experienced a reduced need for diuretics. The results from this trial were also published in the July 27, 2000 issue of The New England Journal of Medicine.

In each of these trials, Natrecor demonstrated efficacy with respect to the symptoms and hemodynamic parameters of acute CHF. The most common adverse event in the patients treated with Natrecor was dose-related, mild hypotension, which was usually asymptomatic.

Current Clinical Trials

In March 2001, we also initiated the PROACTION, or Prospective Randomized Outcomes Study of Acutely Decompensated Congestive Heart Failure Treated Initially in Outpatients with Natrecor, trial, a pilot study designed to compare the clinical effects, safety profile and economic impact of standard therapy plus Natrecor to standard therapy plus placebo. The PROACTION trial has an enrollment target of 250 acute CHF patients. We expect to complete an interim data analysis in the third quarter of 2001 and to complete this study in the fourth quarter of 2001. These patients are being treated in the emergency department or observation unit of a hospital, where the majority of the approximately one million hospitalizations each year for acute CHF begin.

NDA Filings

In April 1998, we submitted an NDA to the FDA for the use of Natrecor for the treatment of acute CHF. This NDA was based on the efficacy trials 704.311,
704.325 and 704.326. In January 1999, the Cardiovascular and Renal Advisory Committee recommended that the FDA approve Natrecor for the treatment of acute CHF. In April 1999, we received a non-approval letter from the FDA, requesting that we conduct further studies with Natrecor. The FDA requested that in these studies we demonstrate:

 . the clinical utility of Natrecor as compared to the current standard of care vasodilator therapy, IV nitroglycerin;

 . that Natrecor is safe in acute CHF patients experiencing active ischemia; and

 . that the clinical benefits of Natrecor occur early after the initiation of therapy.

The VMAC trial was designed to address each of the issues raised by the FDA in its non-approval letter.

The data from the VMAC and PRECEDENT trials were submitted to the FDA in our amendment to the NDA for Natrecor in January 2001. On May 25, 2001, the Cardiovascular and Renal Drugs Advisory Committee to the FDA met with our lead clinical investigators to discuss our amended NDA for Natrecor. The advisory committee unanimously recommended that Natrecor be approved by the FDA for sale in the United States for the treatment of acute CHF. We expect the FDA to announce its decision on whether to approve Natrecor in July 2001. FDA decisions regarding the approval or non-approval

                                      S-25
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of an NDA sometimes differ from an advisory committee recommendation, and there can be no assurance that the FDA will decide to approve Natrecor. For example, in April 1999, the FDA issued a non-approval letter for Natrecor even though in January 1999, the Cardiovascular and Renal Drugs Advisory Committee to the FDA had recommended approval of Natrecor.

Advisory committees provide independent advice and recommendations to the FDA on scientific and technical matters related to the development and evaluation of products regulated by the FDA. The FDA's Center for Drug Evaluation and Research requests advice from advisory committees on a variety of matters, including various aspects of clinical investigations and applications for marketing approval of drug products. Committee members are scientific experts such as physician-researchers and statisticians, as well as representatives of the public, including patients.

Research Collaboration with Medtronic

In April 2000, we entered into a research collaboration agreement with Medtronic to study the feasibility of infusing patients with Natrecor via Medtronic's infusion products. This agreement requires Medtronic to collaborate with us on the infusion of vasodilators using Medtronic's products until the first patient is implanted with a Medtronic infusion product administering Natrecor. In May 2001, we expanded this research collaboration by entering into an agreement to conduct a clinical study to evaluate the hemodynamic, endocrine and clinical effects of Natrecor using information collected by Medtronic's Chronicle Implantable Hemodynamic Monitor, or IHM, both during and after infusions of Natrecor. A pilot feasibility study is expected to begin in July 2001 at the Karolinska Hospital in Stockholm. The Chronicle IHM is an implanted system designed to measure and record hemodynamic variables over time such as right ventricular systolic and diastolic pressures, estimated pulmonary artery diastolic pressure, heart rate and activity. The Chronicle IHM is not approved for sale in the United States or Europe.

p38 Kinase Inhibitor Program

The Immune System and Inflammation

The immune system is composed of multiple cell types, including white blood cells, each with a specific functional role. This system is regulated by cytokines, which are proteins produced by immune system cells. When the body encounters foreign material, or when tissue injury occurs, numerous enzymes in the immune system are activated, causing the production of various inflammatory cytokines such as interleukin-1, or IL-1, and tumor necrosis factor, or TNF.

One class of the immune system's family of enzymes is the mitogen-activated protein kinases, or MAP kinases. The MAP kinases are a family of intracellular signaling enzymes that are activated when cells are either stimulated or stressed and mediate many beneficial and injurious cellular responses. One of the MAP kinases, p38 kinase, is responsible for increased production of IL-1, TNF and the inflammatory enzyme cyclooxygenase-2, or COX-2.

Autoimmune diseases occur when the immune system is abnormally activated against its own body. In the case of rheumatoid arthritis, the immune system is activated against joint tissues. White blood cells then invade the joint space, and, when activated, produce proteins such as IL-1, TNF and COX-2, which result in pain, swelling and eventual destruction of the affected joints. Other diseases that are worsened by sustained high levels of TNF and IL-1 include inflammatory bowel disease, CHF and neurodegenerative conditions such as Alzheimer's disease and Parkinson's disease. We believe that patients treated with an oral p38 kinase inhibitor could experience a reduction in both the symptoms and the progression of inflammatory diseases since it could inhibit the production of IL-1, TNF and COX-2.

Current Therapy for Autoimmune and Inflammatory Diseases

Currently, there is no cure or prevention for autoimmune disease. Optimal medical management requires the early introduction of therapies in order to prevent the long-term effects of the disease. In the case of rheumatoid arthritis, long-term effects include irreversible joint damage and hypertrophy of joint tissues limiting a patient's ability to move the affected joints.

Traditionally, initial drug treatment of inflammatory diseases involves the use of non-steroidal anti-inflammatory agents. Steroids, such as glucocorticoids, are often added as the disease or symptoms progress. Although these agents help patients increase function and improve symptoms, they do not stop progression of the disease. Moreover, these drugs have been demonstrated to cause both stomach and kidney problems. In addition, persistent steroid treatment may result in excess suppression of the immune system, which can lead to infection, decreased bone marrow function and osteoporosis.

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Recently, more selective anti-inflammatory agents, or COX-2 inhibitors, such as
Celebrex and Vioxx, have been introduced for symptom relief; however, they do not alter the progression of inflammatory disease. Sales of COX-2 inhibitors for the treatment of inflammatory disease were approximately $4.8 billion in 2000.

More powerful drugs exist for patients that do not respond to initial drug therapy. In the case of rheumatoid arthritis, drugs such as methotrexate, hydroxychloroquine and sulfasalazine can have individual side effects which must be monitored closely, and a delay of one to six months for a clinical response is common.

Within the past four years, inhibition of inflammatory cytokines has become an established treatment for autoimmune disease. In the case of rheumatoid arthritis, two new protein therapeutics, Enbrel and Remicade, were introduced to inhibit the effects of TNF. Combined U.S. sales of these agents totaled approximately $956.0 million in 2000. These treatments have been shown to be effective at arresting the progression of the disease; however, they must be given by injection or infusion on a repeated basis, which is cumbersome for chronic diseases. In addition, when taken on a chronic basis, increased rates of infections have been reported in patients taking these medications because these new therapies result in an excessive inhibition of TNF upon injection due to the limited ability to adjust the dose of drug administered. Resistance to the treatment is also an issue with these new drugs. This is due in part to increasing production by a patient's immune system of antibodies that neutralize administered proteins.

We are focusing our initial drug development efforts on creating an orally available small molecule drug for the treatment of rheumatoid arthritis. The Arthritis Foundation estimates that approximately 2.1 million Americans currently suffer from rheumatoid arthritis. Decision Resources, an independent market research group, suggests that the global market for rheumatoid arthritis therapies will be approximately $6.6 billion by 2009, up from almost
$1.5 billion in 1999. Rheumatoid arthritis patients generate more than nine million physician office visits and more than 250,000 hospitalizations each year. It is estimated that, in aggregate, the average yearly earnings deficits for all working individuals with rheumatoid arthritis is approximately $6.5 billion.

SCIO-469: Our p38 Kinase Inhibitor for the Treatment of Inflammatory Diseases

SCIO-469 is a novel oral, small molecule compound designed to inhibit p38 kinase. Oral administration allows for careful dosage adjustment, which may permit the physician to inhibit TNF sufficiently to obtain a useful therapeutic effect without subjecting the patient to the risk of infection associated with complete TNF inhibition.

Preclinical Studies. In preclinical studies of acute and chronic inflammatory arthritis, orally administered doses of SCIO-469 reduced cellular production of COX-2 in a dose-dependent manner and reduced COX-2 and TNF levels in whole blood assays. Statistically significant reductions in inflammation also were observed in animal models of arthritis. In October 2000, we presented preclinical data involving our p38 kinase inhibitors at the annual scientific meeting of the American College of Rheumatology. The study demonstrated that our p38 kinase inhibitors had statistically significant anti-inflammatory effects in both acute and chronic animal models of inflammation.

Clinical Trials. In January 2001, we completed a Phase Ia clinical trial of SCIO-469 evaluating single oral doses in healthy volunteers. This Phase Ia clinical trial enrolled 30 volunteers. In April 2001, we completed a Phase Ib clinical trial with 20 healthy volunteers in which we evaluated the safety and tolerability of multiple doses of SCIO-469 over a two-week period. Based on the results of these trials, we plan to initiate a Phase II clinical trial with rheumatoid arthritis patients in the fourth quarter of 2001. This trial will consist of testing SCIO-469 in patients with the active disease, evaluating for both safety and efficacy over a range of doses.

Strategy

We are focused on developing and commercializing novel pharmaceutical products that address large market opportunities with unmet medical needs, initially in the areas of cardiovascular and inflammatory disease. Key elements of our strategy include:

 . Maximizing the Near-Term Commercial Opportunities for Natrecor. If approved,
  Natrecor will be the first drug to be approved by the FDA for the treatment of acute CHF in over a decade. With the help of our partner, Innovex, we are building a focused 180-person sales force dedicated to establishing Natrecor as the standard of care. We believe that this sales force will be the largest in the United States exclusively dedicated to the acute CHF market. We also intend to expand the near-term commercial opportunities for Natrecor in the area of acute CHF by obtaining approvals to market Natrecor, through collaborators, outside of the United States.

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

 . Expanding the Commercial Opportunities for Natrecor. We plan to expand the market opportunities for Natrecor including its use in additional indications and in device-based therapies. We will pursue additional indications for Natrecor beyond that of acute CHF including its use in outpatient infusions. We recently expanded our research collaboration with Medtronic to study the effects of Natrecor in combination with Medtronic's heart failure devices and implantable infusion systems.

 . Advancing the Development of Our Small Molecule Therapeutics Program. We plan to continue to add state-of-the-art technologies to enhance our ability to develop small molecule therapeutics in addition to our traditional strengths in developing protein therapeutics. The major advantages of small molecule therapeutics are the potential for oral administration, the ability to adjust dosing to maximize efficacy and minimize toxicity and the ease and cost of manufacturing. Currently, we are developing SCIO-469, an oral, small molecule inhibitor of p38 kinase for the treatment of rheumatoid arthritis.

 . Broadening our Product Portfolio through License or Acquisition. We believe that we can leverage our Natrecor-dedicated sales force by marketing additional products to the acute care market. We are evaluating the licensing or acquisition of additional product candidates, several of which are in the areas of cardiovascular and inflammatory disease. We may also acquire additional technologies or businesses that we believe will enhance our research and development capabilities.

 . Collaborating Selectively with Biotechnology and Pharmaceutical Companies. As we expand certain aspects of our development pipeline, we intend to partner with biotechnology and pharmaceutical companies in order to gain access to additional research and development or marketing expertise. Our approach to partnership will be on a selective basis, seeking to maintain the highest possible value of our product candidates. In order to accomplish this task, we intend to delay partnering of any product until its clinical utility has been established.

Marketing and Sales--Natrecor

BNP Education

We are developing awareness for BNP among key target audiences through a variety of tactical programs, including medical seminars, continuing medical education programs, advisory boards and publications. We have identified and are developing relationships with physicians and nurses who play a leading role in the diagnosis and treatment of CHF.

Our Agreement with Innovex

In January 2001, we entered into a marketing alliance with Innovex, which will deliver a wide range of sales and marketing solutions for us. We will lead strategic and tactical planning for the sales and marketing of Natrecor, and we will also maintain control over the clinical development for additional indications for Natrecor. Innovex will identify, hire, train and deploy a dedicated cardiology and emergency medicine sales force of approximately 180 people at our cost to launch Natrecor. Together with Innovex, we have established hiring, training and deployment criteria for the sales force. Commencing three years after Innovex begins to supply us with dedicated salespeople, we have the option, upon 90 days notice, to acquire all or any portion of this sales force from Innovex for a fee.

We have created a field support team of 32 people. Twelve scientific affairs managers are currently working in the field to build relationships with opinion-leading cardiologists. We also have hired two area business directors and 18 area business managers to support the Natrecor sales force.

PharmaBio, an affiliate of Innovex, has agreed to fund $30.0 million of our costs to launch Natrecor over the first 24 months of Natrecor's commercialization and to loan us up to $5.0 million. Of the $30.0 million, we anticipate that $10.0 million will be paid to us in 2001 following FDA approval of Natrecor. We will recognize 100% of the revenues from sales of Natrecor. Assuming FDA approval and launch of Natrecor in July 2001, we will pay PharmaBio a declining royalty rate on net sales of Natrecor through early 2008. We also granted PharmaBio a warrant to purchase 700,000 shares of our common stock at an exercise price of $20.00 per share.

Licensing Arrangements with Third Parties

We have licensed some of our product candidates to third parties, who are now responsible for product development. Under these arrangements, we typically receive a combination of upfront payments, milestone payments upon their achievement of scientific and clinical benchmarks and royalties on commercial sales of products by our partners.

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BNP

In 1998, we entered into a cross-license agreement with Shionogi under which we granted Shionogi a royalty-free, nonexclusive license to our BNP patent rights for the diagnostic field. In exchange, Shionogi granted us a royalty-bearing, exclusive license under Shionogi's BNP patents to develop therapeutic products. For therapeutic products, we pay royalties on net sales for the life of the patent in countries where Shionogi holds one or more BNP patents. In countries where Shionogi has BNP patents pending, we are obligated to pay a reduced royalty on the net sales of our therapeutic products until the earlier of the invalidity of the BNP patents pending or four years from the commencement of sales in that country of such therapeutic products. Shionogi holds patents in Japan and Europe. We believe that Shionogi may have a patent application pending in the United States.

We have licensed to Biosite Diagnostics and Abbott Laboratories the right to use our patents on BNP for diagnostic purposes. Biosite has developed and is currently marketing a point-of-care diagnostic test for BNP levels in the United States and Europe. This test is used to identify individuals with CHF or to monitor progression of their disease or their response to treatment. We are currently receiving royalties from Biosite on the sales of their diagnostic products. Abbott is continuing to develop its BNP diagnostic product.

Fibroblast Growth Factor

FGF, a naturally-occurring protein, stimulates the growth of new blood vessels. In November 1999, we granted a license to Chiron covering rights to FGF in the areas not previously licensed by us. We may receive up to $12.0 million in milestone payments upon Chiron's completion of certain development objectives. In addition, we will receive royalties based on sales of FGF products in countries where we hold patents. Chiron has completed separate Phase II human clinical trials evaluating FGF as treatment for coronary artery and peripheral vascular disease.

In 1988, we licensed our FGF technology to Kaken Pharmaceutical. In April 2001, Kaken received approval from the Japanese Ministry of Health and Welfare to market an FGF-based product for the treatment of recalcitrant dermal ulcers in Japan. We will receive royalties on any sales of FGF-based products by Kaken in Asia.

We have also granted nonexclusive licenses under our FGF patents and technology to Orquest, for the development of products for the treatment of bone fractures.

We are obligated to make payments to Organon International based on amounts received by us upon commercialization of FGF. Approximately $0.2 million remains to be paid under this obligation, which stems from our 1989 reacquisition of certain FGF rights previously licensed to Organon.

Vascular Endothelial Growth Factor\\121\\

VEGF\\121\\ is a naturally-occurring protein used to stimulate the growth of new blood vessels. In May 1996, we granted a license to GenVec for the use of the gene encoding VEGF\\121\\ in gene therapy products. GenVec is currently conducting Phase II clinical trials of its BIOBYPASS angiogen which incorporates the use of our licensed technology. This product is being evaluated to treat coronary artery disease and peripheral vascular disease. We will receive royalties on any future sales of these products.

Glucagon-Like Peptide-1

GLP-1 is a potent peptide that stimulates insulin release when blood sugar levels are above normal. In 1988, we licensed from Massachusetts General Hospital the exclusive use of certain patent applications for GLP-1 and certain analogs upon which we will pay a royalty on any future sales. In 1996, we granted Novo Nordisk an exclusive license to our GLP-1 technology and the additional rights we acquired pursuant to the Massachusetts General Hospital license. We will receive royalties on product sales made by Novo Nordisk. Novo Nordisk is responsible for development activities for GLP-1 and has initiated Phase II human clinical trials of a GLP-1 analog that they are developing as a treatment for Type 2 diabetes.

Alzheimer's Disease

We have separate research collaborations with Eli Lilly and with DuPont Pharmaceuticals to develop new therapies for Alzheimer's Disease. The joint research phase of our collaboration with DuPont ended in November 2000. DuPont is continuing its efforts to develop a therapeutic for Alzheimer's disease based in part on our technology and, if successful, we

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will receive royalty payments. The joint research phase of our collaboration with Eli Lilly is fully funded by Eli Lilly and has been extended through December 2001. We are entitled to receive potential milestone payments if certain events are achieved, and Eli Lilly is entitled to commercialize any resulting products subject to royalty payments to us.

Drug Delivery Systems

Prior to our acquisition of Nova Pharmaceuticals in 1992, Nova had been developing several drug delivery systems, including the Gliadel implant to treat primary brain cancer. The Gliadel technology was developed pursuant to a license agreement with the Massachusetts Institute of Technology relating to MIT's Biodel drug delivery technology. We licensed Gliadel to Guilford Pharmaceuticals in 1994. Gliadel was approved for marketing in the United States in 1996. We assigned our Biodel license rights back to MIT, which will administer the licensing of this technology, including the license with Guilford. We and MIT are receiving royalty and milestone payments under the license agreement with Guilford. We conducted the Gliadel project on behalf of Nova Technology Limited Partnership, the limited partnership that funded Nova's research and development on these projects.

Psychiatric Sales and Marketing Division

Since 1990, our Psychiatric Sales and Marketing Division, or PSMD, has had the exclusive right to market certain products in the United States under a licensing agreement with GSK, including Eskalith and Eskalith CR, Thorazine, Stelazine, and Parnate. GSK was responsible for the manufacture and distribution of these products. As part of our agreement with GSK, we paid GSK 40% of our net profits from the sales of these products. We sold the marketing rights back to GSK and terminated the licensing agreement effective March 31, 2001. We will receive from GSK $4.0 million in 2001, $3.0 million in 2002 and $2.5 million in 2003. Approximately 40% of our total revenues in 2000 were derived from these psychiatric products.

From time to time, our PSMD has also marketed various psychiatric products on behalf of other companies under co-promotion agreements. We were compensated for our services based upon the number of sales calls we made. The last of these other agreements ended as of March 31, 2001.

Research and Development

Our technical capabilities now include disease-based gene microarrays, bioinformatics, structural informatics and state-of-the-art medicinal chemistry, including computational chemistry modeling, all of which have added to our traditional technical strengths in protein cloning and expression.

In order to discover new pathways of disease, our research has assembled tissue samples from a broad array of human and experimental diseases of the cardiovascular system. We analyze these tissues for the expression of new genes that may be involved in particular diseases. We do this by a technique known as microarray gene display, in which fluorescent tags identify which genes may be up regulated or down regulated during the course of a particular disease. We then apply commercial and proprietary software analysis to the sequence of these genes and to the patterns of their expression in order to highlight cellular pathways that may be playing a particular role in a disease process. This process is known as bioinformatics.

Particular attention is paid either to the presence of a known enzyme participating unexpectedly in a disease process or to a novel enzyme. Our molecular biologists then express these candidate target enzymes in an activated state as pure proteins and develop high throughput screening assays to discover inhibitors of those enzymes within our chemical compound library, which we have developed over the last several years. Applying the tools of structural informatics, our protein chemists develop computer-based, three-dimensional structures of these enzymes that guide our chemists in developing lead inhibitory molecules with respect to potency and selectivity. Once we have brought a drug candidate to the optimum level of potency and safety, we test the drug at both the cellular and animal level, again applying gene microarray technology. This allows the rapid evaluation of the drug for efficacy while ensuring that potential toxicities are minimized before testing in the clinic.

We are focused on diseases of the cardiovascular system, with a particular emphasis on inflammation in both its acute and chronic forms and scarring as a cause of chronic organ failure. Our research has emphasized an emerging family of protein therapeutic targets known as protein kinases. Kinases are naturally occurring intracellular signaling "switches" that work by attaching phosphate groups to other proteins, thereby activating cellular processes controlled by those proteins, including the transcription of new proteins. While the vast majority of protein kinases are engaged in beneficial work on

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behalf of the cells of the body, medical research over the last decade has clearly demonstrated that cellular pathways abnormally activated by certain kinases contribute to both the symptoms and progression of many diseases. By applying the most advanced technologies available with proprietary methodology, including the development of gene analysis software, we have dedicated ourselves to the identification of kinases participating in diseases within our strategic focus and developing and testing inhibitors of those enzymes for potential therapeutic value. The rapid preclinical and clinical development of our p38 kinase inhibitor, SCIO-469, represents the initial success of this innovative approach.

Our aggregate research and development expense totaled $39.3 million in 2000, $34.3 million in 1999 and $46.6 million in 1998.

Manufacturing

Our products are manufactured for us by third parties. In 1995, we entered into an agreement with Biochemie GmbH in Austria for the manufacture of Natrecor. If Natrecor is approved by the FDA in 2001, we expect the agreement to run through 2009. Biochemie ships Natrecor in powder form to Abbott Laboratories in McPherson, Kansas, where it is blended, filled and packaged for shipment. We also maintain arrangements with several companies to manufacture our p38 kinase inhibitor compounds and intend to enter into a long-term supply relationship if our compounds continue to proceed through development.

Patents and Proprietary Rights

We seek patent protection for proprietary technology and products in the United States and abroad to prevent others from unfairly capitalizing on our investment in research. Other companies engaged in research and development of new health care products also are actively pursuing patents for their technologies. We also rely upon trade secrets and know-how to reinforce our competitive position. However, trade secret protection will not preclude others from independently developing technology similar to ours, nor can there be any assurance that third parties who have signed confidentiality agreements with us will honor those agreements.

We currently own or hold exclusive rights to approximately 69 issued U.S. patents and approximately 58 U.S. pending patent applications covering our proprietary technology and products. We also own or hold exclusive rights to foreign patents and patent applications corresponding to most of the U.S. patents and patent applications in our portfolio. Our issued patents include patents on Natrecor, certain of our p38 kinase inhibitors, FGF, VEGF\\121\\ and GLP-1. Our proprietary position with respect to certain principal products under development is described below. If a patent issues prior to marketing approval, as has been the case with all of our issued patents to date, we can apply for extension of the patent term for a limited period of time to make up for a portion of the patent term lost to the regulatory approval period. The absence of a patent covering products which we have licensed to third parties could reduce the royalties due to us under the agreements with those parties.

Natrecor

We have been issued United States, Canadian and European patents covering the endogenous form of Natrecor, human BNP. Our U.S. patents on Natrecor are subject to possible extension due to time taken up in the regulatory approval process. We believe our key patent on Natrecor, which currently expires in May 2009, may be extended to late 2013 or early 2014. Pursuant to a royalty-bearing, exclusive license granted to us by Shionogi, we also have the exclusive right to develop therapeutic products using BNP under certain patents and applications on BNP originally filed by Daiichi Pharmaceutical and subsequently acquired by Shionogi. Shionogi holds patents in Japan and Europe. We believe that Shionogi may have a patent application pending in the United States. Although we were granted a Japanese patent on BNP, the patent was revoked in 1998 in an opposition filed against the patent by an unidentified party. The opposition did not challenge the originality of our BNP discovery but based its challenge solely on an interpretation of utility requirements for patentability peculiar to Japanese patent law. We appealed the revocation to the Tokyo High Court. On March 13, 2001, the Tokyo high court affirmed the revocation. Because we believe the decision is contrary to both Japanese precedent and patentability requirements in the United States and Europe, we intend to appeal the revocation to the Japanese Supreme Court. The decision does not affect our patent rights outside of Japan, nor does the revocation impact our ability to exclusively market BNP in Japan insofar as our exclusive license under the patent rights of Daiichi includes several Japanese patents of Daiichi directed to BNP.

p38 Kinase Inhibitors

We have filed a series of patent applications in the United States covering the classes of p38 kinase inhibitors that we have identified. To date, we have been issued two U.S. patents directed to certain of these p38 inhibitors. These patents will expire in 2018, subject to possible extension for FDA regulatory delays. While the classes of small molecule compounds identified by our researchers appear to be unique, we are aware that other companies are also working to develop p38 kinase inhibitor compounds, and have filed patent applications on and received patents covering certain classes of compounds that these competing companies have identified and covering various aspects of identifying such compounds.

FGF

After an interference with The Salk Institute for Biological Studies, we were awarded a U.S. patent on DNA sequences, expression vectors, and microorganisms used in the recombinant production of human basic FGF. Our basic FGF U.S. patent will expire in 2012, and it may be extended for FDA regulatory delays. We also hold European and Japanese patents on human basic FGF. Synergen, now owned by Amgen, has obtained patents directed to a form of FGF that we believe is different from the form of FGF produced by us. A U.S. patent issued to Salk contains claims directed to substantially pure mammalian basic FGF containing the 146 amino acid sequence of bovine basic FGF or a naturally occurring homologous sequence of another mammalian species. Although we have been advised by counsel that the Salk patent would be invalid if read broadly enough to cover our form of FGF, there is still risk that an assertion of this patent could block our partners' ability to develop and market human basic FGF in the absence of a license, or if such a license is granted, could reduce the royalty income to us. We successfully opposed Salk's European patent, the revocation of which is currently under appeal by Salk. Our European patent was opposed by Chiron and Pharmacia. Our patent was upheld and both opponents appealed. As a result of our license to Chiron, Chiron, who is also a licensee of Salk, withdrew from the opposition against our European patent, and we have withdrawn from our opposition against the Salk patent.

In March 1994, we obtained a non-exclusive license to make, use and sell FGF under a U.S. patent issued to Harvard University containing claims to purified cationic (basic) FGF. The Harvard patent is based on a patent application having a filing date earlier than the application which formed the basis for the Salk patent. Sublicense rights under this patent are included in the rights granted by us to our FGF licensees, Kaken and Chiron.

VEGF\\121\\

Seven isoforms of human VEGF (hVEGF) are known, having 121, 145, 148, 165, 183, 189 and 206 amino acids, respectively. We believe that our researchers were the first to identify, clone and produce by recombinant DNA technology the 121 amino acid form of hVEGF (hVEGF\\121\\). hVEGF\\121\\ is the only human VEGF isoform known not to bind to heparin. We own two U.S. patents issued in 1993 covering hVEGF\\121\\, and in 1996 received a European patent covering this VEGF isoform. Our U.S. patents on VEGF\\121\\ will expire 2010 but may be extended for FDA regulatory delays. We have patent applications pending in Canada and Japan. Other companies and institutions, including Genentech, Pharmacia and the Regents of the University of California, hold patents and pending patent applications claiming various isoforms of hVEGF and certain VEGF variants.

Competition

For patients treated with acute CHF, many therapeutic options are available. Currently used drugs fall into three main categories: vasodilators, inotropes and diuretics. Natrecor would compete against both vasodilators and inotropes in the acute CHF market. Many of these drugs are available in generic formulation and have an associated low cost. In addition, milrinone, an inotrope, is currently promoted by Sanofi-Synthelabo and is expected to lose patent protection in November 2001. We intend to price Natrecor above the cost of these existing drugs, which may harm our competitive position relative to these drugs. We may not be able to compete effectively with these long-standing existing forms of therapy.

New drugs in development for the treatment of acute CHF would compete with Natrecor if approved by the FDA or other regulatory agencies. Veletri (tezosentan), a non-selective endothelin receptor antagonist, is being developed by Actelion and is in late-stage clinical trials as a vasodilator for the treatment of acute CHF. Abbott had previously submitted an NDA for Simdax, a calcium sensitizer described as an inotrope, but withdrew the application in 2000. To our knowledge, Abbott has not announced its intent to refile an NDA for Simdax.

Current commercial competition for the inhibition of TNF in rheumatoid arthritis includes injectible proteins such as Johnson & Johnson's Remicade and Immunex's Enbrel. Current COX-2 inhibitors include Pharmacia's Celebrex and

Merck's Vioxx. In addition, many pharmaceutical companies have expressed interest in pursuing the development of p38 kinase inhibitors. We are unable to determine if they are actively developing these compounds internally. If they are developing these or similar products, several of these companies possess both greater access to capital and research and development resources. We may be unable to compete effectively with any of these development projects. We are also aware that Vertex Pharmaceuticals is conducting Phase II clinical trials of its p38 kinase inhibitor compound. If we are successful in developing our own p38 kinase inhibitor compound we may face intense competition.

We expect that competition for our products, when approved for sale, will be based, among other things, on efficacy, reliability, product safety, price and patent position. Our ability to compete effectively and develop products that can be manufactured cost-effectively and marketed successfully will depend on our ability to:

 . advance our technology platforms;

 . license additional technology;

 . maintain a proprietary position in our technologies and products;

 . obtain required government and other public and private approvals on a timely basis;

 . attract and retain key personnel; and

 . enter into corporate partnerships.

Our failure to achieve any of the above goals could impair our business.

Government Regulation

Pharmaceutical drugs are subject to extensive pre- and post-market regulation by the FDA, including regulations that govern the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising, and promotion of the products. The process required by the FDA before a new drug may be marketed in the United States generally involves the following: completion of preclinical laboratory and animal testing; submission of an investigational new drug application, which must become effective before clinical trials may begin; performance of adequate and well controlled human clinical trials to establish the safety and efficacy of the proposed drug products intended use; and approval by the FDA of an NDA.

Human clinical trials are typically conducted in three sequential phases that may overlap. These phases generally include the following: Phase I during which the drug is introduced into healthy human subjects or, on occasion patients, and is tested for safety, dose tolerance and metabolism; Phase II during which the drug is introduced into a limited patient population to determine the efficacy of the product of specific targeted diseases, to determine dosage tolerance and optimal dosage and to identify possible adverse effects and safety risks; and, Phase III during which the clinical trial is expanded to a more diverse patient group in geographically dispersed clinical trial sites to further evaluate clinical efficacy, optimal dosage and safety. The FDA, and the Institutional Review Board at each institution at which a clinical trial is being performed, may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable health risk.

The results of product development, preclinical animal studies and human studies are submitted to the FDA as part of the NDA. The NDA also must contain extensive manufacturing information. FDA does allow under certain circumstances for the joint manufacturing of drug products. The FDA may approve or disapprove the NDA if applicable FDA regulatory criteria are not satisfied or it may require additional clinical data. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-market regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require post-marketing studies, referred to as Phase IV studies, to monitor the effect of approved products, and may limit further marketing of the product based on the results of these post-market studies. The FDA has broad post-market regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals.

With respect to post-market product advertising and promotion, the FDA imposes a number of complex regulations on entities that advertise and promote pharmaceuticals, which include, among others, off-label promotion, industry sponsored scientific and educational activities, standards and regulations for direct-to-consumer advertising, and promotional activities involving the Internet. The FDA has very broad enforcement authority under the Federal Food Drug and Cosmetic Act, and failure to abide by these regulations can result in penalties including the issuance of a warning letter directing a company to correct deviations from FDA standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA, and state and federal civil and criminal investigations and prosecutions.

We are also subject to various laws and regulations regarding laboratory practices, product manufacturing, including FDA's current Good Manufacturing Practice requirements, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances in connection with our research. In each of these areas, the FDA has broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals, any one or more of which could harm our business. Additionally, before any of our products may be marketed in foreign countries, they are subject to pre- and post-market regulation similar to that required in the United States.

Facilities

We lease a 52,000 square foot office building in Sunnyvale, California pursuant to two leases which both expire on August 31, 2008. We also lease a neighboring 33,600 square foot office building which expires on December 31, 2002. Our annual lease payments for the Sunnyvale facilities are approximately
$1.5 million. We believe our facilities are sufficient for the foreseeable future.

Employees

We had 232 full-time employees as of May 1, 2001, including 160 employees in our research and development departments and 45 employees holding doctorate degrees. We believe our employee relations are good. None of our employees is subject to a collective bargaining agreement.

                                   Management

Our executive officers and directors and their ages at May 1, 2001 are as follows:

--------------------------------------------------------------------------------

Name                     Age Position
------------------------ --- ----------------------------------------------------------
Richard B. Brewer....... 50  President, Chief Executive Officer and Director
George F. Schreiner,
 M.D., Ph.D............. 51  Chief Scientific Officer
David W. Gryska......... 45  Senior Vice President, Finance and Chief Financial Officer
John H. Newman.......... 50  Senior Vice President, General Counsel and Secretary
Patricia Baldwin,
 Ph.D................... 45  Vice President, Quality and Product Development
Thomas L. Feldman....... 50  Vice President, Sales and Marketing
M. Allison Herd......... 40  Vice President, Human Resources
Darlene P. Horton,
 M.D. .................. 39  Vice President, Medical Affairs
Donald B. Rice, Ph.D.... 61  Chairman of the Board of Directors
Samuel H. Armacost...... 62  Director
Randal J. Kirk.......... 47  Director
Charles A. Sanders,
 M.D.................... 69  Director
Solomon H. Snyder,
 M.D.................... 62  Director
Burton E. Sobel, M.D.... 63  Director
Eugene L. Step.......... 72  Director

Richard B. Brewer joined us in September 1998 as President, Chief Executive Officer and Director. From February 1996 to June 1998, he served as the Executive Vice President of Operations and then as Chief Operating Officer of Heartport, Inc., a medical device company. From 1984 to 1995, Mr. Brewer served in various capacities for Genentech Europe Ltd., Genentech Canada, Inc. and Genentech, Inc., most recently as Senior Vice President, U.S. Sales and Marketing. Mr. Brewer received a B.S. from Virginia Polytechnic Institute and an M.B.A. from Northwestern University.

George F. Schreiner, M.D., Ph.D., joined us in January 1997 as Vice President, Cardiorenal Research. He became our Chief Scientific Officer in August 2000, responsible for leading our research group. From 1992 until January 1997, Dr. Schreiner was with CV Therapeutics, Inc., a biopharmaceutical company, as Vice President, Medical Science and Preclinical Research. From 1980 to 1992, Dr. Schreiner served on the faculties of Harvard Medical School and Washington University School of Medicine. Dr. Schreiner received an A.B. in Psychology/Sociology from Harvard College, an M.D. from Harvard Medical School and a Ph.D. in Immunology from Harvard University.

David W. Gryska joined us in December 1998 as Vice President of Finance and Chief Financial Officer and became our Senior Vice President of Finance in November 2000. From 1993 to December 1998, Mr. Gryska was Vice President, Finance and Chief Financial Officer of Cardiac Pathways Corporation, a medical device company. Mr. Gryska was with Ernst & Young LLP from 1982 to 1993 and served as a partner from 1989 to 1993. Mr. Gryska received a B.A. in Accounting and a B.A. in Finance from Loyola University of Chicago and an M.B.A. from Golden Gate University.

John H. Newman joined us in 1983 as Vice President, General Counsel and Secretary, and became our Vice President of Commercial Development, General Counsel and Secretary in 1989, our Vice President of Legal Affairs, General Counsel and Secretary in 1992 and our Senior Vice President, General Counsel and Secretary in February 1998. Prior to joining Scios, Mr. Newman was an attorney in private practice. Mr. Newman received a B.A. in Economics from the University of California, Santa Cruz and a J.D. from The Hastings College of Law.

Patricia Baldwin, Ph.D., joined us in 1986 as a Scientist in the Novel Drug Delivery Department. In 1990, she moved to the Pharmaceutical Research and Development Department and in 1995, Dr. Baldwin became our Director of Analytical Chemistry. In September 1999, she became our Senior Director of Analytical Methods and Quality Control and in March 2000, Dr. Baldwin was promoted to our Vice President, Quality and Product Development. Dr. Baldwin received a B.S. in Chemistry from Stanford University and a Ph.D. in Chemistry from the University of California, Berkeley.

Thomas L. Feldman joined us in 1995 as Vice President of Commercial Operations and in November 1999, became our Vice President, Sales and Marketing. From 1973 to 1995, Mr. Feldman held various sales and marketing positions at pharmaceutical companies affiliated with Johnson & Johnson, including National Sales Manager at Ortho Pharmaceutical Corporation (1993 to 1994) and National Sales Manager at McNeil Pharmaceutical (1990 to 1993). Mr. Feldman received a B.A. in Business and a B.A. in Speech from North Dakota State University.

M. Allison Herd joined us in March 2001 as Vice President of Human Resources. From February 2000 to March 2001, she was Director of Human Resources with Network ICE Corporation, a software company. From March 1998 to February 2000, Ms. Herd was Director of Human Resources with Cardiac Pathways, a medical device company. From November 1996 to March 1998, she was Human Resources Manager with Progressive Angioplasty Systems (PAS), a medical device company. From April 1996 to November 1996, Ms. Herd was Senior Human Resources Generalist with CLONTECH Laboratories, Inc., a biotechnology company. Ms. Herd holds a B.A. in Sociology from San Jose State University and an M.A. in Human Resources from Golden Gate University.

Darlene P. Horton, M.D., joined us in July 1996 and is responsible for directing and managing our clinical research programs. In August 2000, Dr. Horton was appointed our Vice President, Medical Affairs. Prior to joining Scios, she was a Pediatric Cardiology Fellow at UCSF's Cardiovascular Research Institute, and she remains on the clinical faculty at the University of California, San Francisco. Dr. Horton received a B.S. and an M.D. in Microbiology from the University of Florida in Gainesville.

Donald B. Rice, Ph.D., has served on our Board of Directors since 1997 and was elected our Chairman of the Board in November 1998. Since March 1997, Dr. Rice has served as the President, Chief Executive Officer and director of UroGenesys, Inc., a biopharmaceutical company. Previously, he served Teledyne, Inc., as President, Chief Operating Officer and a director from 1993 to August 1996, the U.S. Department of Defense as Secretary of the Air Force from 1989 to 1993, and The RAND Corporation as President and Chief Executive Officer from 1972 to 1989. He was also Assistant Director of the Office of Management and Budget, The White House. Dr. Rice is a member of the board of directors of Wells Fargo & Company, Vulcan Materials Company, Unocal Corporation and Amgen, Inc.

Samuel H. Armacost has served on our Board of Directors since 1995. Since July 1998, Mr. Armacost has been Chairman of the Board of Directors of SRI International. From 1990 to 1998, he was a Managing Director of Weiss, Peck & Greer, LLC, an investment firm. He was a Managing Director of Merrill Lynch Capital Markets from 1987 to 1990, and was President, Chief Executive Officer and a director of BankAmerica Corporation from 1981 to 1986. Mr. Armacost is a member of the board of directors of Chevron Corporation and Exponent, Inc., a science and engineering consulting company. In addition, Mr. Armacost is on the board of directors of the James Irvine Foundation and the Advisory Board of the California Academy of Sciences, and he is a member of the International Advisory Group for Toshiba Corporation and The Business Council.

Randal J. Kirk has served on our Board of Directors since February 2000. He has served as a Managing Director of Third Security, LLC, a financial services firm, since March 1999. Additionally, Mr. Kirk currently serves in a number of capacities, including the following: Chairman of New River Pharmaceuticals Inc., a developmental pharmaceutical company, since August 1996; Chairman of Clinical Chemistry Holdings, Inc., a clinical laboratory management company, since October 1999; Manager of New River Management Company, LLC, an investment holding company, since June 1996; and Chairman of Biological & Popular Culture Inc., an internet automation service provider, since October 1999. He also serves on the board of directors of Radford University Foundation, Inc., since September 1998. Previously, Mr. Kirk served as the Chairman of General Injectables & Vaccines, Inc., a pharmaceutical distributor, between 1994 and December 1998, and as the Chairman and Chief Executive Officer of GIV Holdings, Inc., a holding company, between August 1996 and December 1998.

Charles A. Sanders, M.D., has served on our Board of Directors since 1997. He served as Chief Executive Officer of Glaxo Inc. from 1989 to 1994, and was Chairman of its board of directors from 1992 to 1995. He also served on the board of directors of Glaxo plc. Previously, he held a number of positions at Squibb Corporation, a multinational pharmaceutical corporation, including Vice Chairman, Chief Executive Officer of the Science and Technology Group and Chairman of the Science and Technology Committee of its board of directors. Dr. Sanders is a member of the board of directors of Genaera Corporation, a biopharmaceutical company, Vertex Pharmaceuticals Incorporated, Edgewater Technologies, an internet consulting company, Kendle International Inc., a contract research organization, Trimeris, Inc., a drug discovery company, Pharmacopeia Inc., a drug discovery company, Genentech, Inc., Cephalon, Inc., a pharmaceutical company, and Biopure Corporation, a pharmaceutical company.

Solomon H. Snyder, M.D., has served on our Board of Directors since 1992.
Dr. Snyder is Director of the Department of Neuroscience and Distinguished Service Professor of Neuroscience, Pharmacology and Molecular Sciences and Psychiatry at The Johns Hopkins University, where he has been a faculty member since 1966. Dr. Snyder received the Albert Lasker Award for Basic Biomedical Research and Honorary Doctor of Science degrees from Northwestern University, Georgetown University and Ben Gurion University. Dr. Snyder received the Wolfe Award in Medicine from the government of Israel for research relating to receptors. Dr. Snyder is a member of the National Academy of Sciences and a Fellow of the American

Academy of Arts and Sciences. Dr. Snyder is also the author of numerous articles and several books. Dr. Snyder is a founder and a director of Guilford Pharmaceuticals Inc.

Burton E. Sobel, M.D., has served on our Board of Directors since 1996. Dr. Sobel is Physician-in-Chief, E.L. Amidon Professor and Chair of the Department of Medicine at The University of Vermont College of Medicine since 1994. From 1973 to 1994, Dr. Sobel was Professor of Medicine at Barnes Hospital, Washington University and Director of its Cardiovascular Division. Dr. Sobel has been a consultant to and served on scientific advisory boards of several pharmaceutical and biotechnology companies, served as a director of Squibb Corporation from 1986 to 1989 and is also a member of the Board of Directors of Fletcher Allen Healthcare. Dr. Sobel has been the recipient of numerous awards, including the American Heart Association's James B. Herrick Award and its Scientific Council's Distinguished Achievement Award, as well as the American College of Cardiology's Distinguished Scientist Award. Dr. Sobel has been the editor of Circulation and, since 1989, has served as editor of Coronary Artery Disease. His memberships and fellowships include the American College of Physicians, Royal Society of Medicine, American Heart Association, American College of Cardiology and Fellowship and Council membership in the American Association for the Advancement of Science.

Eugene L. Step has served on our Board of Directors since 1993. From 1956 until he retired in 1992, Mr. Step was employed by Eli Lilly and Company, most recently as Executive Vice President, President of the Pharmaceutical Division, where he was responsible for U.S. pharmaceutical operations and for the operations of Eli Lilly International. In addition, Mr. Step served on Eli Lilly's board of directors and Executive Committee. Mr. Step was Chairman of the Board of Directors of the Pharmaceutical Manufacturers Association and President of the International Federation of Pharmaceutical Manufacturers Associations. He is a member of the board of directors of Cell Genesys, Inc., a biopharmaceutical company, Guidant Corporation and Medco Research, Inc., a biopharmaceutical company.

                                  Underwriting

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, J.P. Morgan Securities Inc., Lehman Brothers Inc. and SG Cowen Securities Corporation, have severally agreed to purchase from us the following numbers of shares of common stock:

                                                                ----------------
                                                                Number of Shares
                                                                ----------------
Underwriters
 J.P. Morgan Securities Inc....................................    2,300,000
 Lehman Brothers Inc...........................................    1,150,000
 SG Cowen Securities Corporation...............................    1,150,000
 Needham & Company, Inc........................................      100,000
 ABN AMRO Rothschild LLC.......................................      100,000
 A.G. Edwards & Sons, Inc......................................      100,000
 Leerink Swann & Company.......................................      100,000
                                                                   ---------
  Total........................................................    5,000,000
                                                                   =========

The underwriting agreement provides that the obligations of the underwriters are conditioned on the absence of any material adverse change in our business and the receipt of certificates, opinions and letters from us, our counsel and our independent auditors. The underwriters are committed to purchase all shares of common stock offered in this prospectus supplement if any shares are purchased.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at the public offering price less a concession not in excess of $0.66 per share. The underwriters may allow and the dealers may reallow a concession not in excess of $0.10 per share to other dealers. After the public offering of the shares, the underwriters may change this offering price and other selling terms.

We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus supplement, to purchase up to 750,000 additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus supplement. To the extent that the underwriters exercise this option, each underwriter will have a firm commitment to purchase a number of shares that approximately reflects the same percentage of total shares the underwriter purchased in the above table. We will be obligated to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of common stock offered in this prospectus supplement and accompanying prospectus.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters. The underwriting discount was determined based on an arms' length negotiation between the representatives of the underwriters and us. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                                                       -------------------------
                                                             Paid by Scios
                                                       -------------------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
Per share.............................................  $     1.20    $     1.20
 Total................................................  $6,000,000    $6,900,000

We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $550,000. This offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect to those liabilities.

Each of our executive officers and directors (except for 481,377 shares of common stock held by an entity affiliated with one of our directors) has agreed for the period ending 90 days after the date of this prospectus supplement, subject to specified exceptions, not to directly or indirectly, sell, offer, contract to sell, transfer the economic risk of ownership in, make any short sale, pledge or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for any other rights to purchase or acquire common stock, without the prior written consent of J.P. Morgan Securities Inc., acting alone, or of each of J.P. Morgan Securities Inc., Lehman Brothers Inc. and SG Cowen Securities Corporation acting jointly. However, J.P. Morgan Securities Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representatives and any of our stockholders with respect to any shares subject to a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

In addition, we have agreed that during the lock-up period we will not, without the prior written consent of J.P. Morgan Securities Inc., subject to certain exceptions, sell, offer, contract to sell, make any short sale, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for or any rights to purchase or acquire common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences or ownership of common stock other than our sale of shares in this offering, the issuance of our common stock upon the exercise of outstanding options or warrants, the issuance of our common stock under our employee stock purchase plan and the issuance of options under existing stock option and incentive plans provided that those options do not vest prior to expiration of the lock-up period.

Persons participating in this offering may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or the effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with this offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with this offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Stabilizing, if commenced, may be discontinued at any time.

                                 Legal Matters

Certain legal matters relating to the shares of common stock offered hereby will be passed upon for Scios Inc. by Latham & Watkins, San Francisco, California. Legal matters in connection with this offering will be passed upon for the underwriters by Cooley Godward LLP, Palo Alto, California.

                                    Experts

The consolidated financial statements of Scios Inc. as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000 included in this prospectus supplement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                   Scios Inc.

                   Index to Consolidated Financial Statements

                                                                          Page
                                                                          ----
Report of Independent Accountants........................................  F-2
Consolidated Balance Sheets..............................................  F-3
Consolidated Statements of Operations and Comprehensive Income (Loss) ...  F-4
Consolidated Statements of Cash Flows....................................  F-5
Consolidated Statements of Stockholders' Equity..........................  F-6
Notes to Consolidated Financial Statements...............................  F-7
Financial Statement Schedules
 (Omitted because they are not required, are not applicable, or the information is included in the consolidated financials statements or notes thereto.)

                       Report of Independent Accountants

To the Board of Directors and Stockholders of Scios Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Scios Inc. and its subsidiary at December 31, 1999 and 2000, and the results of their operations and comprehensive income
(loss) and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California
February 7, 2001, except for Note 18b
as to which the date is March 27, 2001.

                                   Scios Inc.

                          Consolidated Balance Sheets

                                             ---------------------------------
                                                December 31,
                                             --------------------    March 31,
                                                  1999       2000         2001
                                             ---------  ---------  -----------
                                                                   (Unaudited)
In thousands, except share data
Assets
Current assets:
 Cash and cash equivalents.................. $  11,582  $   3,291    $     613
 Marketable securities......................    18,776     35,356       28,002
 Accounts receivable........................     3,068      5,217       12,204
 Prepaid expenses and other assets .........       899        722        1,503
                                             ---------  ---------    ---------
    Total current assets....................    34,325     44,586       42,322
Marketable securities, non-current..........    70,354     32,884       33,564
Property and equipment, net.................    11,534      8,910        8,119
Other assets................................     2,059      2,007        2,082
                                             ---------  ---------    ---------
    Total assets............................ $ 118,272  $  88,387    $  86,087
                                             =========  =========    =========

Liabilities and stockholders' equity
Current liabilities:
 Accounts payable........................... $   1,572  $   4,587    $   3,919
 Other accrued liabilities..................    11,157     10,749       10,236
 Deferred contract revenue..................    17,890     16,193       16,372
 Current portion of long term debt..........     2,000        --           --
                                             ---------  ---------    ---------
    Total current liabilities...............    32,619     31,529       30,527
Long-term debt..............................    42,866     39,095       39,944
                                             ---------  ---------    ---------
    Total liabilities.......................    75,485     70,624       70,471
                                             ---------  ---------    ---------

Commitments and contingencies (Notes 10, 11
 and 12)

Stockholders' equity:
 Preferred stock; $0.001 par value;
  20,000,000 shares authorized; issued and
  outstanding none, 4,991 and 4,991 shares,
  respectively..............................       --         --           --
 Common stock; $0.001 par value; 150,000,000
  shares authorized; issued and outstanding
  38,468,652, 39,166,373 and 39,364,224
  shares, respectively......................        38         39           39
 Additional paid-in capital.................   416,600    428,987      430,408
 Treasury stock; 735,036, none and none
  shares, respectively......................    (3,458)       --           --
 Notes receivable from stockholders.........      (108)      (634)        (406)
 Deferred compensation, net.................      (340)      (417)        (106)
 Accumulated other comprehensive income
  (loss)....................................    (1,060)     1,195        1,311
 Accumulated deficit........................  (368,885)  (411,407)    (415,630)
                                             ---------  ---------    ---------
    Total stockholders' equity..............    42,787     17,763       15,616
                                             ---------  ---------    ---------
    Total liabilities and stockholders'
     equity................................. $ 118,272  $  88,387    $  86,087
                                             =========  =========    =========

The accompanying notes are an integral part of these consolidated financial statements.

                                   Scios Inc.

     Consolidated Statements of Operations and Comprehensive Income (Loss)

                                               ----------------------------------------------------------
                                                                                    Three Months Ended
                                                   Year Ended December 31,               March 31,
                                               ----------------------------------  ----------------------
                                                     1998        1999        2000        2000        2001
                                               ----------  ----------  ----------  ----------  ----------
                                                                                        (Unaudited)
In thousands, except share and per share data
Revenues:
 Product sales and co-promotion commissions,
  net of expenses............................  $    6,567  $    9,953  $    6,914  $    1,331  $    1,483
 Research and development contracts..........      38,101      18,402       5,710       1,894       1,097
 Gain on sale of marketing rights............         --          --          --          --        9,363
                                               ----------  ----------  ----------  ----------  ----------
                                                   44,668      28,355      12,624       3,225      11,943
                                               ----------  ----------  ----------  ----------  ----------
Costs and expenses:
 Research and development....................      46,637      34,305      39,278       9,284       9,480
 Marketing, general and administrative.......      10,022      11,983      16,711       3,476       6,480
 Restructuring charges (credits).............         --        6,400        (993)        --          --
                                               ----------  ----------  ----------  ----------  ----------
                                                   56,659      52,688      54,996      12,760      15,960
                                               ----------  ----------  ----------  ----------  ----------
Loss from operations.........................     (11,991)    (24,333)    (42,372)     (9,535)     (4,017)
                                               ----------  ----------  ----------  ----------  ----------
Other income (expense):
 Investment income...........................       4,154       4,828       4,774       1,384         812
 Interest expense............................      (2,685)     (2,793)     (3,796)       (991)       (849)
 Realized gains (losses) on securities.......       9,003       4,933        (152)        (84)        254
 Other income (expense), net.................         630      (2,685)       (973)       (299)       (423)
                                               ----------  ----------  ----------  ----------  ----------
                                                   11,102       4,283        (147)         10        (206)
Equity in net loss of affiliate..............      (1,343)        --          --          --          --
                                               ----------  ----------  ----------  ----------  ----------
 Loss before provision for income taxes......      (2,232)    (20,050)    (42,519)     (9,525)     (4,223)
 Provision for income taxes..................        (131)        (14)         (3)        --          --
                                               ----------  ----------  ----------  ----------  ----------
 Net loss....................................      (2,363)    (20,064)    (42,522)     (9,525)     (4,223)
Other comprehensive income (loss):
 Change in unrealized gains (losses) on
  securities.................................      11,124     (12,472)      2,255         (96)        116
                                               ----------  ----------  ----------  ----------  ----------
 Comprehensive income (loss).................  $    8,761  $  (32,536) $  (40,267) $   (9,621) $   (4,107)
                                               ==========  ==========  ==========  ==========  ==========
Loss per common share, basic and diluted.....  $    (0.06) $    (0.53) $    (1.12) $    (0.25) $    (0.11)
                                               ==========  ==========  ==========  ==========  ==========
Weighted average number of common shares
 outstanding used in calculation of net loss
 per share, basic and diluted ...............  37,694,358  37,730,048  37,997,872  37,780,077  39,290,982
Pro forma effect of adopting SAB 101:
 Net loss....................................  $  (21,511) $     (916)        N/A         N/A         N/A
                                               ==========  ==========  ==========  ==========  ==========
 Basic and diluted loss per share............  $    (0.57) $    (0.02)        N/A         N/A         N/A
                                               ==========  ==========  ==========  ==========  ==========

The accompanying notes are an integral part of these consolidated financial statements.

                                   Scios Inc.

                     Consolidated Statements of Cash Flows

                              -------------------------------------------------
                                                                Three Months
                                Year Ended December 31,       Ended March 31,
                              ------------------------------  -----------------
                                   1998       1999      2000     2000      2001
                              ---------  ---------  --------  -------  --------
                                                                (Unaudited)
In thousands
Cash flows from operating
 activities:
 Net loss...................  $  (2,363) $ (20,064) $(42,522) $(9,525) $ (4,223)
 Adjustments to reconcile
  net loss to net cash
  provided by (used in)
  operating activities:
  Depreciation and
   amortization.............      3,845      3,473     3,717      978       872
  Accrued interest payable..      2,577      2,793     3,791      991       849
  Loss on disposal of
   property and equipment...        --         429       253      --        365
  Equity in net loss of
   affiliate................      1,343        --        --       --        --
  Amortization of deferred
   compensation.............         92        317       234       85       311
  Change in assets and
   liabilities:
  Accounts receivable.......     (1,553)     3,700    (2,149)    (265)   (6,987)
  Accounts payable..........        642       (754)    3,015       66      (668)
  Other accrued
   liabilities..............       (950)        (2)      647     (662)     (513)
  Other.....................        168       (422)    1,245      779      (856)
  Deferred contract
   revenue..................      5,244        994    (1,697)    (902)      179
  Restructuring charges.....        --       1,052    (1,052)    (184)      --
                              ---------  ---------  --------  -------  --------
   Net cash provided by
    (used in) operating
    activities..............      9,045     (8,484)  (34,518)  (8,639)  (10,671)
                              ---------  ---------  --------  -------  --------
Cash flows from investing
 activities:
 Purchases of property and
  equipment.................     (2,476)    (4,975)   (1,346)    (628)     (446)
 Proceeds from sale of
  investment in affiliate...        459        --        --       --        --
 Proceeds from sale of
  facilities and equipment..        --      21,754       --       --        --
 Sales/maturities of
  marketable securities.....    260,388    105,240    63,971    6,738    43,371
 Purchases of marketable
  securities................   (276,654)  (116,368)  (41,845)  (2,933)  (36,581)
                              ---------  ---------  --------  -------  --------
   Net cash provided by
    (used in) investing
    activities..............    (18,283)     5,651    20,780    3,177     6,344
                              ---------  ---------  --------  -------  --------
Cash flows from financing
 activities:
 Issuance of common stock
  and collection of notes
  receivable from
  stockholders, net.........      7,572      1,280    10,009      594     1,649
 Purchase of treasury
  stock.....................     (1,509)    (1,048)      --       --        --
 Payment of notes payable...       (339)       --     (4,562)  (2,000)      --
 Proceeds from notes
  payable...................        --       7,500       --       --        --
                              ---------  ---------  --------  -------  --------
   Net cash provided by
    financing activities....      5,724      7,732     5,447   (1,406)    1,649
                              ---------  ---------  --------  -------  --------
Net increase (decrease) in
 cash and cash equivalents..     (3,514)     4,899    (8,291)  (6,868)   (2,678)
Cash and cash equivalents at
 beginning of period........     10,197      6,683    11,582   11,582     3,291
                              ---------  ---------  --------  -------  --------
Cash and cash equivalents at
 end of period..............  $   6,683  $  11,582  $  3,291  $ 4,714  $    613
                              =========  =========  ========  =======  ========
Supplemental cash flow data:
 Cash paid during the year
  for interest..............  $      21  $     --   $  4,562  $ 2,000  $    --
 Converted Genentech notes
  payable into preferred
  stock.....................  $     --   $     --   $  5,000  $   --   $    --
 Change in net unrealized
  gains (losses) on
  securities................  $  11,124  $ (12,472) $  2,255  $   (96) $    116
 Investment in affiliate....  $   1,343  $     --   $    --   $   --   $    --
 Write-off of fully
  depreciated assets........  $     143  $  13,407  $    904  $   --   $    --
 Notes receivable from
  stockholders..............  $     138  $     --   $    423  $   --   $    --
 Deferred compensation......  $     597  $     152  $    311  $   --   $    --

The accompanying notes are an integral part of these consolidated financial statements.

                                   Scios Inc.

                Consolidated Statements of Stockholders' Equity

                                                                                                    Accumulated
                                                                               Notes                 Other Com-
                                Common     Common Additional              Receivable                 prehenisve
                  Preferred      Stock      Stock    Paid-In  Treasury          From      Deferred       Income  Accumulated
                     Shares     Shares  Par Value    Capital     Stock  Stockholders  Compensation       (Loss)      Deficit
                  --------- ----------  --------- ----------  --------  ------------  ------------  -----------  -----------
In thousands,
except share
data
Balances at
January 1,
1998............        --  38,032,120        $38   $411,045   $(4,758)        $ (13)        $ --      $    288    $(346,458)
Common stock
issued..........               262,283                 3,048
Purchase of
treasury stock..                                                (1,509)
Options
exercised.......               677,249                 4,524
Treasury stock
reissued........              (603,000)               (2,786)    2,786
Notes receivable
from
stockholders....                                                                (132)
Deferred
compensation....               100,000                   597                                  (597)
Amortization of
deferred
compensation....                                                                                92
Changes in
unrealized gains
on available-
for-sale
securities......                                                                                         11,124
Net loss........                                                                                                      (2,363)
                      ----- ----------        ---   --------   -------         -----         -----     --------    ---------
Balances at
December 31,
1998............        --  38,468,652         38    416,428    (3,481)         (145)         (505)      11,412     (348,821)
Purchase of
treasury stock..                                                (1,048)
Options
exercised.......               185,163                 1,243
Treasury stock
reissued........              (225,163)               (1,223)    1,071
Notes receivable
from
stockholders....                                                                  37
Deferred
compensation....                40,000                   152                                  (152)
Amortization of
deferred
compensation....                                                                               317
Changes in
unrealized gains
(losses) on
available-for-
sale
securities......                                                                                        (12,472)
Net loss........                                                                                                     (20,064)
                      ----- ----------        ---   --------   -------         -----         -----     --------    ---------
Balances at
December 31,
1999............        --  38,468,652         38    416,600    (3,458)         (108)         (340)      (1,060)    (368,885)
Preferred stock
issued to retire
debt............      4,991                            5,000
Options
exercised.......             1,432,757          1     10,534
Treasury stock
reissued........              (735,036)               (3,458)    3,458
Notes receivable
from
stockholders....                                                                (526)
Deferred
compensation....                                         311                                  (311)
Amortization of
deferred
compensation....                                                                               234
Changes in
unrealized gains
(losses) on
available-for-
sale
securities......                                                                                          1,236
Unrealized gain
on GenVec common
stock...........                                                                                          1,019
Net loss........                                                                                                     (42,522)
                      ----- ----------        ---   --------   -------         -----         -----     --------    ---------
Balances at
December 31,
2000............      4,991 39,166,373         39    428,987       --           (634)         (417)       1,195     (411,407)
Options
exercised
(unaudited).....               197,851                 1,421
Notes receivable
from
stockholders
(unaudited).....                                                                 228
Amortization of
deferred
compensation
(unaudited).....                                                                               311
Changes in
unrealized gains
(losses) on
available-for-
sale securities
(unaudited).....                                                                                            116
Net loss
(unaudited).....                                                                                                      (4,223)
                      ----- ----------        ---   --------   -------         -----         -----     --------    ---------
Balances at
March 31, 2001
(unaudited).....      4,991 39,364,224        $39   $430,408   $   --          $(406)        $(106)    $  1,311    $(415,630)
                      ===== ==========        ===   ========   =======         =====         =====     ========    =========
                  ---------
                     Total
                  ---------
In thousands,
except share
data
Balances at
January 1,
1998............  $ 60,142
Common stock
issued..........     3,048
Purchase of
treasury stock..    (1,509)
Options
exercised.......     4,524
Treasury stock
reissued........       --
Notes receivable
from
stockholders....      (132)
Deferred
compensation....       --
Amortization of
deferred
compensation....        92
Changes in
unrealized gains
on available-
for-sale
securities......    11,124
Net loss........    (2,363)
                  ---------
Balances at
December 31,
1998............    74,926
Purchase of
treasury stock..    (1,048)
Options
exercised.......     1,243
Treasury stock
reissued........      (152)
Notes receivable
from
stockholders....        37
Deferred
compensation....       --
Amortization of
deferred
compensation....       317
Changes in
unrealized gains
(losses) on
available-for-
sale
securities......   (12,472)
Net loss........   (20,064)
                  ---------
Balances at
December 31,
1999............    42,787
Preferred stock
issued to retire
debt............     5,000
Options
exercised.......    10,535
Treasury stock
reissued........       --
Notes receivable
from
stockholders....      (526)
Deferred
compensation....       --
Amortization of
deferred
compensation....       234
Changes in
unrealized gains
(losses) on
available-for-
sale
securities......     1,236
Unrealized gain
on GenVec common
stock...........     1,019
Net loss........   (42,522)
                  ---------
Balances at
December 31,
2000............    17,763
Options
exercised
(unaudited).....     1,421
Notes receivable
from
stockholders
(unaudited).....       228
Amortization of
deferred
compensation
(unaudited).....       311
Changes in
unrealized gains
(losses) on
available-for-
sale securities
(unaudited).....       116
Net loss
(unaudited).....    (4,223)
                  ---------
Balances at
March 31, 2001
(unaudited).....  $ 15,616
                  =========

The accompanying notes are an integral part of these consolidated financial statements.

                                   Scios Inc.

                   Notes to Consolidated Financial Statements

1. Business of the Company

Scios Inc. (the "Company") is a biopharmaceutical company developing novel treatments for cardiovascular and inflammatory diseases. The Company is distinguished by its disease-based technology platform, which integrates expertise in protein biology with computational and medicinal chemistry to identify novel targets, and rationally design small molecule compounds. The Company's psychiatric sales and marketing division also markets seven products in the United States in cooperation with the Company's partners (see Note 18b). In the course of its development activities, the Company has sustained operating losses and expects such losses to continue at least through fiscal year 2003.

2. Restructuring Charges and Expenses

In 1999, the Company recorded a one-time restructuring charge of approximately $6.4 million for the disposal of certain excess assets and severance costs. All restructuring activities were complete by the end of the second quarter of 2000, leaving a remaining balance of $1.0 million in the reserve. The remaining reserve was credited to restructure expense in the second quarter of 2000.

3. Summary of Significant Accounting Policies

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiary. Other affiliates, more than 20%, but less than 50% owned, are accounted for on the equity basis. Intercompany transactions and balances are eliminated on consolidation.

Unaudited interim results

The accompanying consolidated balance sheet as of March 31, 2001, the consolidated statements of operations and of cash flows for the three months ended March 31, 2000 and 2001, and the statement of stockholders' equity for the three months ended March 31, 2001 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's consolidated financial position at March 31, 2001 and its results of operations and cash flows for the three months ended March 31, 2000 and 2001. The financial data and other information disclosed in these notes to financial statements related to the three month periods are unaudited. The results for the three months ended March 31, 2001 are not necessarily indicative of the results to be expected for the year ending December 31, 2001.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents

The Company considers all highly liquid investments with maturities of less than 90 days, at the time acquired, to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

Marketable securities

All marketable securities at December 31, 1999 and December 31, 2000 were deemed by management to be available-for-sale and are stated at fair market value with net unrealized gains or losses reported in stockholders' equity. Realized gains and losses on sales of all such securities are reported in earnings and computed using the specific identification cost method.

                                   Scios Inc.

Business risk and credit concentration

Approximately 40% (reclassified for EITF 99-19, see recent pronouncements) of the Company's total revenues in 2000 were derived from psychiatric product sales, which consists entirely of sales in the United States under a license agreement with GlaxoSmithKline Corp. ("GSK") (see Notes 4 and 18b). In December 1999, the Company announced a temporary shortage of Eskalith CR (lithium carbonate), one of five products developed and manufactured by GSK that are sold by the Company. As a result of these manufacturing issues, the product shelf life has been reduced to six months.

In 1999 license revenues from Chiron Corporation ("Chiron") accounted for 27%, milestone payments from Novo Nordisk accounted for 22%, and Alzheimer's research reimbursement with Eli Lilly and Company accounted for 22% of total research and development contract revenues. Approximately 11% of 1999, and 33% of 1998 research and development contract revenues were from the agreement with Bayer AG ("Bayer") for commercialization of Natrecor (nesiritide). The agreement with Bayer was terminated in May 1999, after non-approval of Natrecor by the Food and Drug Administration (FDA). In 1999, no individual customer or partner contributed more than 10% to total revenues.

At December 31, 1999, the $3.1 million in accounts receivable included $1.5 million from GSK, $1.1 million from Janssen, and $0.3 million from the National Institutes of Health.

At December 31, 2000, the $5.2 million in accounts receivable included $3.5 million from GSK, and $1.0 million from Janssen Pharmaceutica Inc. ("Janssen").

The Company's excess cash is invested in a diversified portfolio of securities consisting of United States Treasury Notes, deposits with major banks and financial institutions, and investment-grade interest-bearing corporate securities issued by companies in a variety of industries. In addition, the Company owns 201,742 shares of GenVec Corporation ("GenVec") common stock. GenVec completed its initial public stock offering on December 13, 2000. All pre-IPO stockholders were required to lock up their stock for 180 days subsequent to the offering.

Certain Company products require approval from the FDA and foreign regulatory agencies prior to commercialized sales and are subject to continued regulations once approved. There can be no assurances that the Company's new products will receive any of these required approvals. If the Company were denied such approvals or such approvals were delayed, it could have a materially adverse impact on the Company.

Depreciation and amortization

Buildings and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets (3 to 7 years for equipment and 40 years for buildings). Leasehold improvements are amortized on a straight-line basis over the shorter of the asset life or fixed-lease term. Upon sale or retirement of assets, the cost and related accumulated depreciation or amortization is removed from the balance sheet, and the resulting gain or loss is reflected in operations.

Treasury stock

Treasury stock of 735,036 shares at December 31, 1999 was stated at cost and was considered issued and outstanding. All treasury stock was issued during 2000 in connection with the exercise of stock options.

Product sales

Revenue from product sales is recognized in the period in which the products are shipped. Provision is made for estimated returns and allowances, cash discounts and rebates attributable to Medicaid programs related to sales of the psychiatric products.

Co-promotion commissions

Revenue from co-promotion commissions (see Notes 4 and 18b) is recognized based on specified sales levels of Janssen's psychiatric product Risperdal(R) (risperdone) ("Risperdal"), and GSK's psychiatric product Paxil(R) (paroxetine
HCl) ("Paxil"), for their respective contract years.

                                   Scios Inc.

Contract revenues

Research and development contract revenue from cost-reimbursement agreements with collaboration partners is recorded as the related expenses are incurred, up to contractual limits. Payments received that are related to future performance are deferred and recorded as revenue as they are earned over specified future performance periods. Charges to these collaboration partners are based upon negotiated rates for full time equivalent employees of the Company and such rates are intended to approximate the Company's anticipated costs. All revenues recognized to date are not refundable if the relevant research effort is not successful. Research and development expenses in 1998, 1999, and 2000 include approximately $4.9 million, $5.2 million, and $5.7 million, respectively, incurred in connection with programs subject to cost reimbursement, collaborative or other performance agreements.

Research and development

Research and development costs are charged to operations as incurred. Certain research and development projects are funded under agreement with collaboration partners, and the costs related to these activities are included in research and development expense. The charges to collaboration partners are based upon negotiated rates for full-time equivalent employees of the Company, and such rates are intended to approximate the Company's anticipated costs.

Fair value of financial instruments

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of notes payable approximates fair value. Estimated fair values for marketable securities, which are separately disclosed elsewhere, are based on quoted market prices for the same or similar instruments.

Computation of net loss per share

Basic net loss per share is calculated using the weighted average number of vested common shares outstanding for the period. Diluted net loss is calculated using the weighted average number of common and dilutive common equivalent shares outstanding during the period. The outstanding options to purchase common stock and the affect of converting preferred stock to common stock were excluded from diluted earnings calculations because the effect would be anti-dilutive.

Comprehensive income (loss)

The Company's unrealized gains (losses) on marketable securities represent the only component of comprehensive income that is excluded from the Company's net loss. The Company's comprehensive income (loss) has been presented in the consolidated financial statements. As the Company is in a loss position, tax effects have not been allocated to the components of other comprehensive income
(loss).

Accumulated other comprehensive income (loss) balances are as follows for the years ended:

                                                  -----------------------------
                                                                    Accumulated
                                                      Unrealized          Other
                                                  Gains (losses)  Comprehensive
                                                   on Securities  Income (loss)
                                                  --------------  -------------
In thousands
Balance, January 1, 1999.........................       $ 11,412       $ 11,412
Current period change............................        (12,472)       (12,472)
                                                        --------       --------
Balance, December 31, 1999.......................         (1,060)        (1,060)
Current period change............................          2,255          2,255
                                                        --------       --------
Balance, December 31, 2000.......................          1,195          1,195
Current period change............................            116            116
                                                        --------       --------
Balance, March 31, 2001..........................       $  1,311       $  1,311
                                                        ========       ========

                                   Scios Inc.

Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," which prescribes the use of the liability method whereby deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Reclassification

Certain amounts in the consolidated financial statements have been reclassified to conform with the current years presentation. The reclassification has no impact on previously reported net loss.

Recent pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 will be effective for the Company's first quarter of 2001. The Company does not currently hold derivative instruments or engage in hedging activities, and does not believe that the implementation of SFAS 133 will have any significant impact on its financial position or results of operations.

In March 2000, the FASB issued Interpretation No. 44 ("FIN No. 44"), "Accounting for Certain Transactions Involving Stock Compensation," an interpretation of the Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees." This interpretation clarifies the definition of an employee for purposes of applying APB No. 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award and the accounting for an exchange of stock compensation awards in a business combination. FIN No. 44 was effective July 1, 2000, but certain conclusions cover specific events that occurred after either December 15, 1998, or January 12, 2000. The adoption of FIN No. 44 did not have any material impact on the Company's consolidated financial statements.

Effective January 1, 2001, the Company adopted Staff Accounting Bulletin No. 101 (SAB 101) "Revenue Recognition in Financial Statements." SAB 101 requires that license and other up front fees received from research collaborators be recognized as earned over the term of the agreement unless the fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process.

The cumulative effect of adoption as of January 1, 2000 was immaterial to the results of the Company's operations and financial position. However, certain revenue recognized in periods prior to January 1, 2000 would have been recognized in different periods in accordance with the provisions of SAB 101. In the year ended December 31, 1998, the Company recorded a $20.0 million license fee in connection with the Natrecor commercialization agreement with Bayer AG. Under SAB 101, $19.1 million of this license fee would have been reallocated from 1998 to the year ended December 31, 1999, the year in which the Bayer commercialization agreement was terminated. As a result, the loss for the year ended December 31, 1998 would have increased by $19.1 million and the loss for the year ended December 31, 1999 decreased by $19.1 million. In accordance with the implementation provisions of SAB 101, the accompanying financial data for periods prior to January 1, 2000, the date of adoption, have not been restated.

                                   Scios Inc.

The pro forma effects of implementing SAB 101 on the results previously reported for the year ended December 31, 1998 and 1999 are presented below:

                                                   ----------------------------
                                                           Year Ended
                                                        December 31, 1998
                                                   ----------------------------
                                                                      Basic and
                                                                        Diluted
                                                                       Loss per
                                                   Revenues Net Loss      Share
                                                   -------- --------  ---------
In thousands, except per share data
As Reported.......................................  $44,668 $ (2,363)    $(0.06)
Pro-forma.........................................  $25,520 $(21,511)    $(0.57)


                                                   ----------------------------
                                                           Year Ended
                                                        December 31, 1999
                                                   ----------------------------
                                                                      Basic and
                                                                        Diluted
                                                                       Loss per
                                                   Revenues Net Loss      Share
                                                   -------- --------  ---------
In thousands, except per share data
As Reported.......................................  $28,355 $(20,064)    $(0.53)
Pro-forma.........................................  $47,503 $   (916)    $(0.02)

Concurrent with the implementation of SAB 101, the Company implemented the consensus reached in EITF 99-19 "Reporting Revenue Gross as a Principal Versus Net as an Agent." The effect of this EITF results in netting the revenues received from the Psychiatric Sales and Marketing Division (PSMD) with related direct costs, as such it had no effect on previously reported operating results. All periods presented reflect retroactive application of this EITF consensus.

4. Joint Business Arrangements

a. Agreement with Chiron Corporation

In November 1999, the Company signed a license agreement with Chiron for the rights to Fiblast (trafermin)("Fiblast"). Fiblast is a human basic fibroblast growth factor. The Company received $5.0 million in license and technology transfer fees and $7.5 million from a Promissory Note due on December 31, 2006. The note and related interest will be forgiven if Fiblast is approved in the United States before December 31, 2006. The Company will also receive royalties based on future sales of Fiblast products.

b. Agreement with Janssen Pharmaceutica Inc.

The Company entered into a three-year agreement, effective April 1998, with Janssen to jointly promote the anti-psychotic drug, Risperdal, in the United States. Under the agreement, the Company receives base payments plus incentive compensation on achieving specified sales levels over a contract year beginning in April and ending in March. Janssen manufactures and distributes the product. This agreement will end on March 31, 2001.

c. Agreements with GlaxoSmithKline Corporation

Under the terms of an agreement with GSK, the Company has the exclusive rights to market certain GSK psychiatric products in the United States (see Note 18b). GSK is fully responsible for ancillary matters relating to product sales, including various administrative tasks and maintenance of all New Drug Applications with respect to the GSK Products, and certain product liability insurance. The Company pays GSK 40% of net profits, as defined in the agreement, from sales of the GSK Products.

In September 1998, the Company entered into an agreement with GSK to co-promote Paxil in the United States. Under the agreement, the Company receives base payments plus incentive compensation on achieving specified sales levels during a specified term. Although the agreement ended in December 2000, the companies have agreed to extend the agreement through March 31, 2001.

                                   Scios Inc.

d. Agreement with DuPont Pharmaceuticals Company

In December 1997, the Company entered into an agreement with DuPont Pharmaceuticals Company ("DuPont") that established a research collaboration in the area of Alzheimer's disease with the goal of developing pharmaceuticals that prevent or retard the disease. Under the terms of the agreement, DuPont will fund research at the Company and will have responsibility to develop and commercialize products from this collaboration.

DuPont also purchased $3.0 million of the Company's common stock in 1998 and will make milestone and royalty payments to the Company as products advance through development. On the basis of the agreement, the research collaboration ended November 2000. Both DuPont and the Company are in the process of finalizing closeout issues.

e. Agreement with Eli Lilly and Company

In April 1997, the Company entered into a research collaboration with Eli Lilly and Company ("Eli Lilly") for the development of drugs to prevent or retard the progression of Alzheimer's disease. Under the terms of the agreement, Eli Lilly will fund research and will have the first opportunity to develop products from the collaboration. The Company may elect to develop other products from the collaboration. The commercialization partner will make milestone and royalty payments to the other partner. In 2000, the existing agreement was amended to decrease the number of dedicated and non-dedicated employees that work on the project, and at that time the program was further extended to December 31, 2001.

f. Agreements with Kaken Pharmaceutical Co., Ltd.

In September 1994, the Company entered into a series of agreements with Kaken Pharmaceutical Co., Ltd. ("Kaken"), to expand a previous agreement signed in 1988 for Fiblast. Under the 1994 agreements, the Company will collaborate with Kaken to further develop the Fiblast manufacturing process, provide Kaken a license to the Company's Fiblast manufacturing technology and supply a specified amount of Fiblast product. In return, the Company has received milestone payments, which are contingent on Kaken's continuing development of the product. At December 31, 2000, $15.9 million of the Company's deferred revenue consisted of payments received for the supply of Fiblast material. Prior to closing its Mountain View manufacturing facility in May 1999, the Company produced the amount of Fiblast due to Kaken and the Company held it for delivery to Kaken upon regulatory approval of the product in Japan.

g. Agreement with Genentech, Inc.

In December 1994, the Company entered into a collaboration agreement with Genentech, Inc. ("Genentech") for the development and commercialization of Auriculin (anaritide) ("Auriculin") for the treatment of acute renal failure. Concurrent with the collaboration agreement, Genentech purchased $20.0 million of the Company's preferred stock and provided a $30.0 million loan to the Company in the form of a letter of credit (see Note 10), which the Company drew down in March of 1997. As of December 31, 1997, Genentech had converted all shares of preferred stock into 2.1 million shares of common stock. In 1997, the Company and Genentech discontinued development of Auriculin based upon the negative results of an interim study. In 1999 the terms of the loan were amended. The loan is repayable in the Company's preferred stock up to a maximum of $25.0 million at the Company's option at any time through December 31, 2002. In the event the Company converts the loan to preferred stock, the stock cannot be sold or registered until December 30, 2002 without the Company's approval.

In addition, if the Company should decide to convert the loan to preferred stock, a portion of the loan that is not convertible will become due and payable before December 31, 2002. The amount of the loan that is due before the maturity date is based on a formula that considers the amount of loan converted to stock and the outstanding loan balance.

In the first quarter of 2000, the Company paid down $2.0 million of the Genentech loan. In the third quarter of 2000, the Company paid down the Genentech loan by $7.6 million, which consisted of a cash payment of $2.6 million, and 4,991 shares of Series B preferred stock. The preferred shares convert to 499,100 shares of common stock.

                                   Scios Inc.

h. Agreement with Bayer AG

In May 1998, the Company entered into an agreement with Bayer for the commercialization of Natrecor. Upon signing the contract, the Company received a payment of $20.0 million and would have received up to $40.0 million in milestone payments upon regulatory approvals in the United States, Europe and Japan. The agreement provided the Company the option to participate in co-promotion of Natrecor in the United States after three years upon achievement of specified sales levels, and it provided for the Company to actively participate in the further development of Natrecor with funding from Bayer at specified minimum levels. In May 1999, Bayer terminated the agreement after the Company received a non-approval letter from the FDA in April 1999. All rights to Natrecor reverted to the Company without any payment being due to Bayer from the Company.

5. Affiliate

The Company used the equity method of accounting for its investment in Guilford Pharmaceuticals Inc. ("Guilford") through September 1998 because it had representation from Guilford's Board of Directors. In October 1998, the Company reclassified its Guilford investment to marketable securities because of a change in the Company's representation on Guilford's Board of Directors. At December 31, 1999 and December 31, 2000, the Company had no ownership in Guilford.

6. Marketable Securities

Unrealized gains and losses on marketable securities at December 31, 1999 by classification were as follows:

                                -----------------------------------------------
                                   Cost  Accrued Unrealized Unrealized     Fair
                                  Basis Interest      Gains     Losses    Value
                                ------- -------- ---------- ----------  -------
In thousands
Debt securities:
 U.S. Government & Government
  Agency Securities............ $46,083   $  457      $ --     $  (688) $45,852
 Corporate Bonds...............  43,142      508          5       (377)  43,278
                                -------   ------      -----    -------  -------
  Total........................ $89,225   $  965      $   5    $(1,065) $89,130
                                =======   ======      =====    =======  =======

Unrealized gains and losses on marketable securities at December 31, 2000 by classification were as follows:

                                -----------------------------------------------
                                   Cost  Accrued Unrealized Unrealized     Fair
                                  Basis Interest      Gains     Losses    Value
                                ------- -------- ---------- ----------  -------
In thousands
Debt securities:
 U.S. Government & Government
  Agency Securities............ $35,641   $  614      $ 191    $   (85) $36,361
 Corporate Bonds...............  31,242      567        102        (32)  31,879
                                -------   ------      -----    -------  -------
  Total........................ $66,883   $1,181      $ 293    $  (117) $68,240
                                =======   ======      =====    =======  =======

The scheduled maturities for marketable securities at December 31, 2000 by classification were as follows:

                                                           --------------------
                                                           Maturity    Maturity
                                                             1 Year     Greater
                                                            or Less than 1 Year
                                                           -------- -----------
In thousands
Debt securities:
 U.S. Government & Government Agency Securities...........  $18,688     $14,849
 Corporate Bonds..........................................   16,668      18,035
                                                            -------     -------
  Total...................................................  $35,356     $32,884
                                                            =======     =======

                                   Scios Inc.

The Company realized gains of $9.1 million and losses of $96,000 on the disposal of marketable securities during 1998, gains of $5.2 million and losses of $0.3 million on the disposal of marketable securities during 1999, and gains of $96,000 and losses of $0.3 million on the disposal of marketable securities in 2000.

7. Property and Equipment

                                                             -----------------
                                                               December 31,
                                                             -----------------
                                                                1999      2000
                                                             -------  --------
In thousands
Laboratory equipment........................................ $ 7,197  $  6,085
Computer and related equipment..............................   2,260     3,256
Furniture and other.........................................   1,202     1,370
Buildings and building improvements.........................   8,334     8,977
                                                             -------  --------
                                                              18,993    19,688
Accumulated depreciation and amortization...................  (8,938)  (11,366)
                                                             -------  --------
                                                              10,055     8,322
Construction-in-progress....................................   1,479       588
                                                             -------  --------
  Total..................................................... $11,534  $  8,910
                                                             =======  ========

8. Other Assets

                                                             -----------------
                                                               December 31,
                                                             -----------------
                                                                1999      2000
                                                             -------  --------
In thousands
Deposits.................................................... $   354  $    348
Other assets................................................   1,171     1,256
Employee notes receivable...................................     534       403
                                                             -------  --------
  Total..................................................... $ 2,059  $  2,007
                                                             =======  ========

9. Other Accrued Liabilities

                                                             -----------------
                                                               December 31,
                                                             -----------------
                                                                1999      2000
                                                             -------  --------
In thousands
Accrued Medicaid rebates.................................... $ 1,688  $  1,532
Accrued payroll.............................................   2,619     4,021
Profit distribution to third parties........................     723     1,139
Accrued clinical trial expenses.............................     608       598
Restructure reserve.........................................   1,052       --
Accrued Biotechnology Research Partners, Ltd. royalties.....   1,657       --
Accrued R&D contract payable................................     --        737
Other.......................................................   2,810     2,722
                                                             -------  --------
  Total..................................................... $11,157  $ 10,749
                                                             =======  ========

10. Lease and Debt Commitments

a. Operating leases

The Company leases two facilities in Sunnyvale, California with agreements that expire in 2002 with options to extend the leases, and a warehouse in Mountain View, California that expires in 2003. In addition, the Company has entered into operating leases covering certain laboratory and computer equipment.

                                   Scios Inc.

At December 31, 2000, future minimum payments under these leases are as follows:

                                                        ------------------------
                                                        Facilities and Equipment
                                                             Operating Operating
                                                                Leases    Leases
                                                        -------------- ---------
In thousands
2001...................................................         $1,682      $217
2002...................................................            186       198
2003...................................................             33       105
                                                                ------      ----
  Total................................................         $1,901      $520
                                                                ======      ====

Rent expenses for all facilities operating leases were approximately $1.0 million, $2.2 million, and $1.6 million in 1998, 1999, and 2000, respectively.

b. Borrowing arrangements

As part of the Auriculin agreement, Genentech committed to loan the Company up to $30.0 million. The $30.0 million was drawn down in March of 1997, and bears interest at the prime rate (9.5% at December 31, 2000). In 1999 the terms of the loan were amended. The loan is repayable in the Company's preferred stock up to a maximum of $25.0 million at the Company's option at any time through December 31, 2002. In the event the Company converts the loan to preferred stock, the stock cannot be sold or registered until December 30, 2002. In addition, if the Company should decide to convert the loan to preferred stock, a portion of the loan that is not convertible will become due and payable before December 31, 2002. The amount of the loan that is due before the maturity date is based on a formula that considers the amount of the loan converted to stock and the outstanding loan balance.

In the first quarter of 2000, the Company paid down $2.0 million of the Genentech loan. In the third quarter of 2000, the Company paid down the Genentech loan by $7.6 million, which consisted of a cash payment of $2.6 million and 4,991 shares of Series B preferred stock. (For rights and features of Series B preferred stock see Note 13a). Each share of Series B preferred stock converts at a rate of 100:1 of common stock at Genentech's option. The Series B preferred stock is convertible after December 30, 2002 and at Genentech's option before January 20, 2003.

As part of the Fiblast agreement, Chiron loaned the Company $7.5 million in December 1999. The Promissory Note bears interest at the rate of 8.5% compounded annually, and is due December 31, 2006. The note and related interest will be forgiven if Fiblast is approved in the United States before December 31, 2006.

c. Natrecor supply contract

The Company has entered into a long-term supply agreement with a manufacturer for the supply of bulk Natrecor. The contract provides for the purchase of at least 25 kg of bulk solution over an eight-year period after the first delivery of commercialized quantities, at a maximum price of 48.0 million German marks (United States equivalent at December 31, 2000, $23.0 million).

11. Litigation

On November 29, 1995, the Company was notified by the United States Environmental Protection Agency ("EPA"), that it may have a liability in connection with the clean-up of a toxic waste site arising out of the alleged disposal of hazardous substances by a subcontractor of Nova Pharmaceutical Corporation, which the Company acquired in 1992. The Company is one of many potentially responsible parties that have been identified as associated with this specific site. The Company has held discussions with the EPA and finalized the amount of potential liability. The Company has reserved $90,000 at December 31, 2000 as provision for the settlement thereof.

                                   Scios Inc.

12. Research and Development Commitments

a. Commitments to research partnerships

In 1988, the Company purchased the interests of Biotechnology Research Partners, a limited partnership in a joint venture, and made a down payment of $0.6 million. The balance of the purchase price is to be paid in quarterly installments in accordance with the following formula: (i) until the minority partners have received payments of approximately $22.8 million, the Company will pay approximately 37% of the royalty income from third-party licenses and approximately 4% of the Company's gross sales of Partnership products; (ii) thereafter, until the minority partners have received aggregate payments of approximately $34.1 million, the Company will pay approximately 31% of the royalty income and approximately 3% of the Company's gross sales of Partnership products; and (iii) thereafter, until the earlier of 20 years from the date of exercise of the option or the time all patents relating to the Partnership's technology expire and all information relating to that technology becomes part of the public domain, the Company will pay to the minority partners approximately 21% of the royalty income and approximately 2% of the Company's gross sales of Partnership products. Partnership products for which minority partners will receive payments include Fiblast. The Company has accrued
$1.7 million at December 31, 1999 as the partnership's share of license fees received from Fiblast in 1999, and no amount was accrued at December 31, 2000.

In December 1992, the Company exercised its option to acquire all interests in Nova Technology Limited Partnership for $20.4 million. The Company also issued contingent payment rights to all limited partners of the partnership, pursuant to which the Company is obligated until January 15, 2008 to pay royalties on the sale or license of certain products that were under development by the partnership. The Company accrued $1.7 million at December 31, 1999 as a result of royalties associated with the commercialization of Guilford's Gliadel wafer. As of December 31, 2000, $44,000 was accrued.

b. Research collaborations with partners

As part of the Joint Business Arrangements described in Note 4 above, the Company from time to time agrees to provide and receive resources and support as part of its collaborations with other companies. In the course of such collaborations, issues may arise concerning the ownership of technology that is developed and the fulfillment of each party's obligations to the other. Generally these have been resolved by the parties without resorting to litigation.

13. Stockholders' Equity

a. Series B preferred stock

The Company's Series B preferred stock may be issued in series that have such rights as may be designated by the Board of Directors from time to time. There were no shares of Series B preferred stock issued and outstanding at December 31, 1999 and at December 31, 2000 there were 4,991 shares outstanding. As previously mentioned in Note 10 b, the Company paid down the Genentech loan by $7.6 million which consisted of a cash payment of $2.6 million and 4,991 shares of Series B preferred stock. Each share of Series B preferred stock converts at a rate of 100:1 of common and will not have voting rights until converted into shares of Scios common stock. In addition, the holders of the Series B preferred stock are entitled to receive dividends as payable on each share of common stock into which such shares could then be converted, when and if declared by the Board of Directors. In the event of any liquidation, dissolution or winding up of the Company, after payment of debts and other liabilities, the holders of the Series B preferred stock (on an as converted basis) and the holders of the common stock shall be entitled to share ratably in the remaining assets of the Company.

b. Deferred compensation

In August 2000, the Company granted shares of restricted stock to an officer. The shares vest over a six month period provided that the recipient is still employed by the Company. The market value of these shares was $0.3 million and has been recorded as a separate component of stockholders' equity. In August 1999, the Company granted shares of restricted stock to an officer. The shares vest over a three-year period provided that the recipient is still employed by the Company. The market value of the shares awarded was $0.2 million and has been recorded as a separate component of stockholders' equity. In September 1998, the Company granted shares of restricted stock to an officer and director. The shares vest over

                                   Scios Inc.

a two-year period provided that the recipient is still employed by the Company. The market value of the shares awarded was $0.6 million and has been recorded as a separate component of stockholders' equity. Deferred compensation for these share grants is being amortized over the applicable period of the vesting. The restricted stock was granted under the 1992 Incentive Stock Plan.

14. Employee 401(k) Benefit Plan

The Company has a qualified profit sharing plan and trust under Internal Revenue Service Code sections 401(a) and 401(k). Employees are eligible to participate in the plan the first day of the month after hire and can elect to contribute to the plan up to 15% of their salary subject to current statutory limits. In 2000, the Company matched employee contributions at a rate of 100% to a maximum of $3,000 per employee, except as restricted by statutory limits. The Company contribution is 100% vested at the end of an employee's third year of employment. Company contributions to the plan totaled approximately $0.8 million in 1998, $0.8 million in 1999, and $0.6 million in 2000.

15. Stock Option Plans

Under the Company's stock option plans, the Board of Directors has the authority to determine to whom options will be granted, the number of shares, the vesting period and the exercise price (which cannot be less than fair market value ("FMV") at date of grant for incentive stock options or 85% of FMV for non-statutory options). The options are exercisable at times and in increments as specified by the Board of Directors, generally expire ten years from date of grant and fully vest over periods from three to five years. The following shares are authorized and available for grant as of December 31, 2000:

                  -------------------------------------------------------------
                      Shares     Options Available for
Plan Title        Authorized Outstanding         Grant             Option Price
----------        ---------- ----------- ------------- ------------------------
1983/86..........  2,200,000     115,911           --  Not less than 85% of FMV
1989.............    170,000      10,000           --            FMV
1992.............  5,000,000   2,133,326       575,878 Not less than 85% of FMV
1996.............  2,475,000   2,233,053        35,429 Not less than 85% of FMV
NQ...............    443,161       2,538           --  Not less than 85% of FMV

Additional information with respect to the activity of outstanding options and restricted common stock is summarized in the following table:

                                      -----------------------------------------
                                       Number of                Aggregate Price
                                          Shares  Options Price  (in thousands)
                                      ----------  ------------- ---------------
Balances at January 1, 1998..........  3,986,142  $ 3.50-$21.13        $ 29,344
 Granted.............................  1,515,475  $ 5.19-$12.75          13,245
 Exercised...........................   (677,249) $ 3.50-$ 9.13          (4,525)
 Canceled............................   (318,533) $ 3.50-$20.54          (2,502)
                                      ----------  -------------        --------
Balances at December 31, 1998........  4,505,835  $ 3.69-$21.13          35,562
 Granted.............................  2,119,200  $ 3.81-$ 8.75          12,638
 Exercised...........................   (185,163) $ 5.13-$ 9.63          (1,243)
 Canceled............................   (868,011) $ 3.81-$15.06          (6,592)
                                      ----------  -------------        --------
Balances at December 31, 1999........  5,571,861  $ 3.69-$21.13          40,365
 Granted.............................  1,190,922  $0.001-$15.19          10,912
 Exercised........................... (1,432,757) $0.001-$12.00         (10,535)
 Canceled............................   (835,198) $ 3.81-$21.13          (7,190)
                                      ----------  -------------        --------
Balances at December 31, 2000........  4,494,828  $0.001-$21.13          33,552
 Granted.............................    964,250  $17.09-$21.38          19,303
 Exercised...........................   (197,851) $ 3.81-$12.75          (1,421)
 Canceled............................    (65,844) $ 3.81-$20.37            (636)
                                      ----------  -------------        --------
Balances at March 31, 2001...........  5,195,383  $0.001-$21.38        $ 50,798
                                      ==========  =============        ========

                                   Scios Inc.

The options outstanding by range of exercise price at December 31, 2000 are as follows:

                    -----------------------------------------------------------
                                   Weighted
                                    Average Outstanding             Exercisable
                                  Remaining    Weighted                Weighted
                      Number of Contractual     Average   Number of     Average
                        Options        Life    Exercise     Options    Exercise
Exercise Price      Outstanding  (in years)       Price Exercisable       Price
--------------      ----------- ----------- ----------- ----------- -----------
$ 3.00-$ 3.69......         575        4.85      $ 3.69         575      $ 3.69
$ 3.70-$ 3.81......     660,552        8.60      $ 3.81     168,086      $ 3.81
$ 3.87-$ 5.43......     610,657        8.02      $ 4.30     322,553      $ 4.32
$ 5.56-$ 6.12......     586,826        7.24      $ 5.97     421,802      $ 5.99
$ 6.25-$ 6.81......     113,925        5.34      $ 6.42     111,160      $ 6.41
$ 7.12-$ 7.43......     282,334        2.78      $ 7.21     276,334      $ 7.21
$ 7.50-$ 7.75......     423,624        7.76      $ 7.67     180,102      $ 7.59
$ 8.00-$ 8.75......     578,603        8.13      $ 8.65     327,742      $ 8.61
$ 9.00-$ 9.19......     112,124        2.46      $ 9.07     107,790      $ 9.07
$ 9.62-$21.13......   1,055,608        7.72      $12.30     491,356      $10.83
                      ---------                           ---------
$ 3.00-$21.13......   4,424,828        7.38      $ 7.61   2,407,500      $ 7.37
                      =========                           =========

On May 8, 2001, the stockholders approved an amendment to the 1992 Equity Incentive Plan adding 1.5 million shares of common stock to this plan. In addition, an Employee Stock Purchase Plan was approved by the stockholders with an initial allocation of 375,000 shares of common stock.

Restricted common stock

At December 31, 2000 there were 70,000 shares of restricted common stock granted to two officers that were outstanding. The shares vest over a period ranging from six months to three years and at December 31, 2000 none of these shares were vested.

Stock based compensation

The Company is required under Statement of Financial Accounting Standards No. 123, "Accounting for Stock- Based Compensation" ("SFAS 123"), to disclose pro forma information regarding option grants made to its employees based on specified valuation techniques that produce estimated compensation charges. These amounts have not been reflected in the Company's Consolidated Statements of Operations because no compensation charge arises when the price of the employees' stock options equals the market value of the underlying stock at the grant date, as in the case of options granted to the Company's employees. Pro forma information under SFAS 123 is as follows:

The following pro forma information has been prepared following the provisions of SFAS No. 123:

                                                  ---------------------------
                                                     For the year ended
                                                        December 31,
                                                  ---------------------------
                                                     1998      1999      2000
                                                  -------  --------  --------
In thousands, except per share amounts
Net loss--as reported............................ $(2,363) $(20,064) $(42,522)
Net loss--pro forma.............................. $(6,331) $(25,449) $(48,148)
Net loss per common share basic and diluted--as
 reported........................................ $ (0.06) $  (0.53) $  (1.12)
Net loss per common share basic and diluted--pro
 forma........................................... $ (0.17) $  (0.67) $  (1.27)

                                   Scios Inc.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes single option pricing method assuming the following parameters:

                                                         ----------------------
                                                          For the year ended
                                                             December 31,
                                                         ----------------------
                                                           1998    1999    2000
                                                         ------  ------  ------
Risk free interest rate.................................   5.29%   5.50%   5.01%
Expected life (years)...................................    4.8     5.4     6.1
Volatility.............................................. 0.7916  0.9121  0.8573
Dividend yield..........................................    --      --      --

The weighted average per share fair value of options granted in 1998, 1999, and 2000 was $5.71, $4.11, and $7.73, respectively.

16. Income Taxes

The Company's deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company has federal and state income tax net operating loss ("NOL") and research credit carryforwards at December 31, 2000 for tax purposes available as follows:

In thousands
Federal NOL........................................................ $348,956
State NOL.......................................................... $ 41,536
Federal research credit............................................ $ 13,256
State research credit.............................................. $  5,066

These federal and state NOL carryforwards expire in the years 2001 through 2020 and 2001 through 2005, respectively. The federal and state research credit carryforwards expire in the years 2001 through 2020.

Due to a change in the ownership of the Company, as defined, a portion of the federal and state NOL carryover is subject to an annual utilization limitation. Should another change in ownership occur, future utilization of the Company's NOL carryforwards may be subject to additional limitations.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are presented below:

                                                           --------------------
                                                              December 31,
                                                           --------------------
                                                                1999       2000
                                                           ---------  ---------
In thousands
Net operating loss carryforward........................... $ 100,440  $ 118,650
State (net of federal benefit)............................    15,250     15,840
Credits...................................................    15,240     13,260
Assets subject to depreciation and amortization...........     4,520      3,770
Deferred revenue..........................................     6,080      5,760
Other accrued liabilities.................................     6,140      6,550
                                                           ---------  ---------
Total deferred tax assets.................................   147,670    163,830
Valuation allowance.......................................  (147,670)  (163,830)
                                                           ---------  ---------
  Net deferred tax asset.................................. $     --   $     --
                                                           =========  =========

                                   Scios Inc.

Due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its otherwise recognizable net deferred tax assets.

17. Industry and Geographic Segment Information

The Company operates in one business segment, using one measurement of profitability for its business. All long-lived assets are maintained in the United States. The Company receives revenue from product sales and from licensing and development of products. The Company received licensing revenue from partners in the United States, Europe and Asia Pacific.

Revenue (reclassified for EITF 99-19) by geographic area for the year ended is as follows:

                                                                        --------
                                                                        Revenues
                                                                        --------
In thousands
December 31, 1998:
 United States.........................................................  $13,196
 International.........................................................   31,472
                                                                         -------
  Total................................................................  $44,668
                                                                         =======
December 31, 1999:
 United States.........................................................  $22,002
 International.........................................................    6,353
                                                                         -------
  Total................................................................  $28,355
                                                                         =======
December 31, 2000:
 United States.........................................................  $12,624
 International.........................................................      --
                                                                         -------
  Total................................................................  $12,624
                                                                         =======

18. Subsequent Events

a. Agreement with Innovex.

In January 2001, the Company entered into an agreement with Innovex, a subsidiary of Quintiles Transnational Corp. Under the terms of the agreement, Innovex will identify, hire, train and deploy a dedicated cardiology and emergency medicine sales force of approximately 180 people at Scios' cost to launch Natrecor in 2001.

In addition, Quintiles, through its corporate ventures group, PharmaBio Development, will provide the Company up to $35.0 million in funding for the commercialization of Natrecor over a period of 3.5 years.

The Company granted PharmaBio 700,000 warrants to purchase the Company's common stock at a price of $20.00 per share. The warrants will vest over three years.

b. Psychiatric Sales and Marketing Division.

Commencing in the fourth quarter of 2000, Scios solicited and received bids in connection with selling its marketing rights for certain products sold by Scios. The marketing rights were sold to GlaxoSmithKline, or GSK. The marketing rights were originally licensed from GSK under a 1990 licensing agreement. In order to effect the sale, the licensing agreement was terminated effective March 31, 2001, and the Company will receive from GSK $4.0 million in 2000, $3.0 million in 2002, and $2.5 million in 2003.

Scios recognized a one-time gain on the sale of $9.4 million which has been classified on the statement of operations under the caption Gain on Sale of Marketing Rights. In addition, the Company ended the deployment of our Psychiatric Sales Marketing Division sales force and terminated certain full-time support personnel. Severance payments for these personnel amounted to approximately $0.8 million.

                                   Scios Inc.

19. Quarterly Financial Data (Unaudited)

The following tables summarize the quarterly financial data for the last two fiscal years:

                          -----------------------------------------------------
                                      Fiscal 1999 Quarter Ended
                          -----------------------------------------------------
                            March 31,     June 30,  September 30,  December 31,
                          ----------   ----------   -------------  ------------
In thousands, except per
 share data
Total revenues..........  $     5,002  $     5,650    $     5,275   $    12,428
Income (loss) from
 operations.............      (15,230)      (4,553)        (5,230)          680
Net loss................       (9,857)      (3,777)        (4,735)       (1,695)
Basic and diluted net
 loss per share.........  $     (0.26) $     (0.10)   $     (0.13)  $     (0.04)
                          -----------------------------------------------------
                                      Fiscal 2000 Quarter Ended
                          -----------------------------------------------------
                            March 31,     June 30,  September 30,  December 31,
                          ----------   ----------   -------------  ------------
In thousands, except per
 share data
Total revenues..........  $     3,225  $     3,066    $     2,816   $     3,517
Loss from operations....       (9,535)      (9,991)       (10,374)      (12,472)
Net loss................       (9,525)     (10,309)       (10,484)      (12,204)
Basic and diluted net
 loss per share.........  $     (0.25) $     (0.27)   $     (0.28)  $     (0.32)

The pro forma effect of adopting SAB 101 for periods prior to fiscal year 2000 was:
                          -----------------------------------------------------
                                      Fiscal 1999 Quarter Ended
                          -----------------------------------------------------
                            March 31,     June 30,  September 30,  December 31,
                          ----------   ----------   -------------  ------------
In thousands, except per
 share data
Net income (loss).......  $    (9,538) $    15,051    $    (4,735)  $    (1,694)
Basic and diluted gain
 (loss) per share.......  $     (0.25) $      0.40    $     (0.13)  $     (0.04)

Prospectus

                                   SCIOS INC.

                          $120,000,000 OF COMMON STOCK

This prospectus will allow us to sell up to $120,000,000 in the aggregate of common stock over time. This means:

 . we may issue shares offered in this prospectus from time to time;

 . we will provide a prospectus supplement each time we issue shares;

 . the prospectus supplement will inform you about the specific terms of that offering and also may add, update or change the information contained in this prospectus; and

 . you should read this prospectus and any prospectus supplement carefully before you invest.

Our common stock is traded on the Nasdaq National Market under the symbol "SCIO." On February 8, 2001, the last reported sale price of our common stock on Nasdaq was $19.39 per share.

We will sell these securities directly to our stockholders or to purchasers or through agents on our behalf or through underwriters or dealers as designated from time to time. If any agents or underwriters are involved in the sale of any of these securities, the applicable prospectus supplement will set forth the names of the agents or underwriters and any applicable fees, commissions or discounts.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

         Investing in our common stock involves a high degree of risk.
                         See "Risk Factors" on page 4.

                                ---------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is February 13, 2001.

                             About This Prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (SEC) using a "shelf" registration process. Under this shelf process, we may offer, from time to time, in one or more offerings, up to $120,000,000 in the aggregate of our common stock.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described immediately below under the heading "Where You Can Find More Information."

                      Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms.

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (and any amendments thereto) and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of our common stock under this registration statement is completed or withdrawn:

 . Annual Report on Form 10-K for the fiscal year ended December 31, 1999 filed with the SEC on February 7, 2000.

 . Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 filed with the SEC on May 15, 2000.

 . Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 filed with the SEC on August 14, 2000.

 . Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed with the SEC on November 13, 2000.

 . The description of our common stock contained in Form 8-A filed on June 19, 1990, including any amendments or reports filed to update such information.

To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

                              Corporate Secretary
                                   Scios Inc.
                               749 N. Mary Avenue
                              Sunnyvale, CA 94085
                                 (408) 616-8309

                                  The Company

Scios Inc. is a biopharmaceutical company developing novel treatments for heart failure and inflammatory diseases. The company's disease-based technology platform integrates expertise in protein biology with combinatorial and medicinal chemistry to identify novel targets and rationally design large and small-molecule compounds to treat cardiovascular and inflammatory diseases. Our principal executive offices are located at 820 W. Maude Avenue, Sunnyvale, CA 94085, and our telephone number is (408) 616-8200.

We are developing the following products:

Natrecor(R) (nesiritide)

Our lead product candidate is Natrecor(R) (nesiritide). We filed an amended New Drug Application (NDA) with the United States Food and Drug Administration
(FDA) in January 2001 seeking approval to market Natrecor(R) for the treatment of acute decompensated heart failure. The FDA has a six month period in which to respond to our filing. The amended NDA responds to questions raised by the FDA in a non-approval letter issued in April 1999 for Natrecor(R). To provide further information requested by the FDA, we conducted the VMAC (Vasodilation in the Management of Acute Congestive heart failure) study for Natrecor(R) in 498 acutely decompensated congestive heart failure patients in the United States. The VMAC trial compared the effects of Natrecor(R) against both placebo and intravenously administered (IV) nitroglycerin, a standard therapy in the treatment of acute decompensated heart failure.

The VMAC trial was successful in that we achieved our primary endpoints for the trial. Specifically, in the VMAC trial, Natrecor(R) had a statistically significant effect on the primary endpoint, reducing pulmonary capillary wedge pressure (PCWP) in as little as 15 minutes, an effect that was sustained for at least 48 hours without any loss of effectiveness (i.e., tachyphylaxis or tolerance). At three hours, patients treated with Natrecor(R) had significant improvement in PCWP, compared with those patients given placebo, and those patients given IV nitroglycerin. At three hours, patients treated with Natrecor(R) had significant improvement in their breathing, compared with those patients given placebo. Using primarily a fixed dose infusion, Natrecor(R) produced a more rapid improvement in hemodynamics than IV nitroglycerin, which physicians need to titrate to achieve an effective dose. Significantly fewer adverse events were reported in patients treated with Natrecor versus IV nitroglycerin. The most common adverse event associated with Natrecor administration was headache, which occurred significantly less often than in patients treated with nitroglycerin (20% in the nitroglycerin patients vs. 9% with Natrecor). In the VMAC study, symptomatic hypotension occurred in patients treated with Natrecor at about the same rate as in patients treated with IV nitroglycerin (4% and 5%, respectively) within 24 hours.

In January 2001 we announced that, assuming FDA approval, we would launch Natrecor(R) in the United States using a sales force coordinated by Innovex L.P., a commercial solutions provider to the biopharmaceutical industry. Innovex will identify, hire, train and deploy a dedicated cardiology and emergency medicine sales force of approximately 180 people to launch Natrecor. We will create a field support team of approximately 30 people. At the end of 2004 we can acquire this sales force from Innovex for a nominal fee. In exchange for a royalty on Natrecor(R) sales for five years (2003-2007) and a warrant to purchase 700,000 shares of Scios common stock at a price of $20.00 per share that vests over 36 months, an affiliated company of Innovex has agreed (assuming FDA approval) to fund $30.0 million of our costs to launch Natrecor(R) over the first 24 months and loan Scios up to $5.0 million. Of the $30.0 million, $10.0 million will be paid to us in 2001 following the launch of Natrecor.

Inhibitors of p38 Kinase

We are also conducting a clinical trial of the lead compound (SCIO-469) developed in our research program to discover small molecule compounds that inhibit p38 map kinase. p38 map kinase in white blood cells is a key enzyme in the inflammation pathway. Specifically, inhibition of p38 map kinase has been shown to reduce the production of tissue necrosis factor (TNF), a primary negative factor in various disease pathways. We believe inhibitors of p38 map kinase represent a new approach to treating various diseases where inflammation plays a central role. In the past several years, inhibition of TNF has been established to be a treatment for rheumatoid arthritis by the introduction of Enbrel(R) (etanercept) by Immunex Corporation and Remicade(R) (infliximab) by Centocor, Inc., a subsidiary of Johnson & Johnson. The Immunex and Centocor products are administered by injection and infusion.

We have developed and applied for patents on small molecule (non-protein) compounds that inhibit p38 map kinase and block TNF production at the genomic level. Our small molecule agents are intended to be given orally, which should provide a significant advantage when treating a chronic disease such as rheumatoid arthritis. We believe another key theoretical advantage to the Scios approach resides in the ability of our oral product to be prescribed in a manner that allows careful dosage adjustment. Such adjustment could lead to the same level of clinical efficacy seen in the other agents mentioned above, but without shutting down TNF entirely as TNF also plays a positive role in fighting infections.

We began our p38 map kinase research program in 1997. Our lead p38 map kinase inhibitor is currently in Phase I human clinical trials to evaluate bioavailability and pharmacodynamics in normal human volunteers. We currently expect to begin our first Phase II trial in the second half of 2001. The clinical indication we will initially target is rheumatoid arthritis because the TNF reducing agents on the market have already demonstrated effectiveness against this disease and the pathway to approval by the FDA has been clarified by these other products. It appears that p38 map kinase inhibitors may also be useful in treating other conditions that involve inflammation, such as congestive heart failure and inflammatory bowel disease.

Partnered Projects

We also have commercial partners that are working to develop other products we identified in our earlier research programs, including:

 . Human Basic Fibroblast Growth Factor (FGF)--our licensee, Chiron Corporation, is conducting separate Phase II human clinical trials evaluating FGF as treatment for coronary artery disease and peripheral vascular disease. Our licensee, Kaken Pharmaceutical, Co., Ltd., has pending in Japan an approval to market an FGF-based product for the treatment of recalcitrant dermal ulcers.

 . Glucagon-Like Peptide-1--Novo Nordisk A/S has completed Phase I human clinical trials of a GLP-1 analog that they are developing under a license from us as a treatment for type 2 diabetes.

                                  Risk Factors

Investing in our securities involves risk. Please see the risk factors set forth in the supplement which accompanies this prospectus as well as our periodic reports on Form 10-K and Form 10-Q which have been filed with the SEC, incorporated by reference into this prospectus and available on EDGAR at http://www.sec.gov. Before making an investment decision, you should carefully consider these risks as well as the other information contained or incorporated by reference into this prospectus.

                              Recent Developments

On February 8, 2001, we reported our financial results for the full year 2000 and the fourth quarter of 2000 as follows:

Full Year 2000 Financial Results

Net revenues for the year ended December 31, 2000 were $12.6 million compared to $28.4 million in 1999. The decrease in net revenues was primarily attributed to $9.0 million in one-time milestone payments received in 1999 from our corporate partners Chiron Corporation and Novo Nordisk A/S.

Total costs and expenses for the year 2000 were $55.0 million versus $52.7 million for the year ended December 31, 1999.

We reported a net loss of $42.5 million or $1.12 per diluted share for the year ended December 31, 2000, compared to a net loss of $20.1 million, or $0.53 per diluted share, for 1999. At December 31, 2000 we had approximately 39.2 million common shares outstanding, and approximately 5,000 shares of preferred stock outstanding. If converted, the preferred stock would convert into approximately
0.5 million common shares.

At December 31, 2000, we had $71.5 million in cash, cash equivalents and marketable securities.

Fourth Quarter Financial Results

Net revenues for the quarter ended December 31, 2000 were $3.6 million compared to $12.4 million in the fourth quarter of 1999. The decrease in net revenues was primarily attributed to $9.0 million in one-time milestone payments received in 1999 from corporate partners Chiron Corporation and Novo Nordisk A/S.

Total costs and expenses for the fourth quarter of 2000 were $16.1 million versus $11.7 million for the quarter ended December 31, 1999. The increase in costs and expenses for the quarter was largely attributed to the clinical development of Natrecor and SCIO-469.

We reported a net loss of $12.3 million or $0.32 per diluted share for the quarter ended December 31, 2000, compared to a net loss of $1.7 million, or $0.04 per diluted share, for the comparative quarter in 1999.

               Special Note Regarding Forward-Looking Information

This prospectus, any prospectus supplement and the documents we incorporate by reference contain forward-looking statements. We generally identify forward-looking statements using words like "believe," "intend," "expect," "may," "should," "plan," "project," "contemplate," "anticipate" or similar statements. We base these statements on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. These risks, uncertainties and assumptions are described in the risk factors we set forth in this prospectus as well as in the reports that we file with the SEC that are incorporated by reference in this prospectus or that may be contained in a prospectus supplement. Actual results may differ significantly from the results discussed in these forward-looking statements. We do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances.

                                Use of Proceeds

Unless we specify otherwise in a prospectus supplement, we intend to use the net proceeds from the sales of common stock to provide additional funds for our operations and for other general corporate purposes, which may include but are not limited to working capital, capital expenditures and the repayment or refinancing of our debt.

                                    Dilution

If you invest in our common stock, your interest would be diluted to the extent of the difference between the public offering price per share of our common stock and the adjusted net tangible book value per share of our common stock after this offering. We calculate tangible net book value per share by dividing the net tangible book value, which equals total assets, less intangible assets and total liabilities, by the number of outstanding shares of our common stock.

Assuming an offering price of $20.00 per share, our tangible net book value at September 30, 2000 would have been $3.16 per share. This represents an immediate increase in the tangible net book value per share of $2.63 per share to existing stockholders and an immediate dilution of $16.84 share to new investors.

The following table illustrates this per share dilution:

Assumed offering price per share......................................... $20.00
  Tangible net book value per share as of September 30, 2000............. $ 0.53
  Increase per share attributable to new stockholders.................... $ 2.63
Adjusted net tangible net book value per share after offering............ $ 3.16
Dilution per share to new stockholders................................... $16.84

                          Description of Capital Stock

Our authorized capital stock consists of 150,000,000 shares of common stock, par value $0.001 per share and 20,000,000 shares of preferred stock, par value $0.001 per share. As of December 31, 2000, there were 39,166,373 shares of common stock outstanding and 4,991 shares of preferred stock outstanding.

Voting Rights

Each share of common stock is entitled to one vote. The common stock votes together as a single class on all matters presented for a vote of the stockholders, except as provided under the Delaware General Corporation Law.

Dividends and Liquidation Rights

Each share of common stock is entitled to receive dividends, if, as and when declared by the board of directors out of funds legally available for that purpose. Subject to approval of certain holders of preferred stock in the event of our dissolution, after satisfaction of amounts payable to our creditors and distribution of any preferential amounts to the holders of outstanding preferred stock, if any, holders of common stock are entitled to share ratably in the assets available for distribution to the stockholders.

Other Provisions

There are no preemptive rights to subscribe for any additional securities that we may issue, and there are not redemption provision or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are legally issued, fully paid and nonassessable.

                              Plan of Distribution

We may sell the common stock to one or more underwriters for public offering and sale by them or may sell the common stock to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the common stock will be named in the applicable prospectus supplement.

We may offer and sell the common stock at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices for cash or assets in transactions that do not constitute a business combination within the meaning of Rule 145 promulgated under the Securities Act. The terms and conditions of any specific offer will be set forth in the applicable prospectus supplement. In connection with the sale of the common stock, underwriters or agents may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the common stock for whom they may act as agent. Underwriters may sell common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers from whom they may act as agent.

We also may, from time to time, authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may receive compensation from us in the form of purchasers of the securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the common stock, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the common stock may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the common stock may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward specified civil liabilities, including liabilities under the Securities Act of 1933.

To the extent relevant, a prospectus supplement may also contain a description of transactions that underwriters, dealers or agents may engage in during an offering for the purpose of stabilizing or maintaining the price of the common stock.

Some of the underwriters, dealers and agents and their affiliates may engage in transactions with and perform services for us and our subsidiaries in the ordinary course of our business.

                         New Accounting Pronouncements

As described in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, the SEC issued Staff Accounting Bulletin No. 101 (SAB 101) "Revenue Recognition in Financial Statements". We will adopt SAB 101 effective January 1, 2000 upon issuance of our financial statements for the year ended December 31, 2000.

SAB 101 requires that our license and other upfront fees received from research collaborators be recognized as earned over the term of the agreement unless the fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process.

We have completed our evaluation of the effects of SAB 101 and have concluded that the cumulative effect of adoption as of January 1, 2000 is immaterial to our results of operations and financial position. However, certain revenue recognized in periods prior to January 1, 2000 would have been recognized in different periods in accordance with the provisions of SAB 101. In the year ended December 31, 1998 we recorded a $20.0 million license fee in connection with our Natrecor commercialization agreement with Bayer AG. Under SAB 101, $19.1 million of the amount of this license fee has been reallocated from 1998 to the year ended December 31, 1999, the year in which the Bayer AG commercialization agreement was terminated. As a result of this reallocation, the loss for the year ended December 31, 1998 increased by $19.1 million and the loss for the year ended December 31, 1999 decreased by $19.1 million.

Concurrently with the implementation of SAB 101, we will implement the consensus reached in EITF 99-19 "Reporting Revenue Gross as a Principal Versus Net As an Agent". The effect of this consensus will result in netting the revenues received from our psychiatric pharmaceutical marketing business and co-promotion commissions with related direct costs, as such it will have no effect on our previously reported operating results.

The pro forma effects of implementing SAB 101 and EITF 99-19 on the results we have previously reported for the nine months ended September 30, 2000 and 1999 and for the years ended December 31, 1999, 1998 and 1997 are presented below:

                                ---------------------------------------------
                                   Nine Months Ended September 30, 2000
                                ---------------------------------------------
                                                     Basic Loss  Diluted Loss
In thousands, except per share  Revenues   Net Loss   per Share     per Share
data                            -------- ----------  ----------  ------------
As Reported....................  $30,804   $(30,312)     $(0.80)       $(0.80)
Pro-forma......................  $ 9,107   $(30,312)     $(0.80)       $(0.80)
                                ---------------------------------------------
                                   Nine Months Ended September 30, 1999
                                ---------------------------------------------
                                                          Basic       Diluted
                                                     Earnings /    Earnings /
                                         Net Income  (Loss) per    (Loss) per
In thousands, except per share  Revenues     (Loss)       Share         share
data                            -------- ----------  ----------  ------------
As Reported....................  $41,695   $(18,369)     $(0.49)       $(0.49)
Pro-forma......................  $35,079   $    779      $ 0.02        $ 0.02
                                ---------------------------------------------
                                       Year Ended December 31, 1999
                                ---------------------------------------------
                                                     Basic Loss  Diluted Loss
In thousands, except per share  Revenues   Net Loss   per Share     per Share
data                            -------- ----------  ----------  ------------
As Reported....................  $60,787   $(20,064)     $(0.53)       $(0.53)
Pro-forma......................  $47,503   $   (916)     $(0.02)       $(0.02)
                                ---------------------------------------------
                                       Year Ended December 31, 1998
                                ---------------------------------------------
                                                     Basic Loss  Diluted Loss
In thousands, except per share  Revenues   Net Loss   per Share     per Share
data                            -------- ----------  ----------  ------------
As Reported....................  $73,715   $ (2,363)     $(0.06)       $(0.06)
Pro-forma......................  $25,520   $(21,511)     $(0.57)       $(0.57)
                                ---------------------------------------------
                                       Year Ended December 31, 1997
                                ---------------------------------------------
                                                     Basic Loss  Diluted Loss
In thousands, except per share  Revenues   Net Loss   per Share     per Share
data                            -------- ----------  ----------  ------------
As Reported....................  $47,429   $(38,667)     $(1.07)       $(1.07)
Pro-forma......................  $14,459   $(38,667)     $(1.07)       $(1.07)

                                 Legal Matters

Latham & Watkins, San Francisco, California, will provide us with opinions as to certain legal matters in connection with the common stock we are offering.

                                    Experts

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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